Exhibit 99.1

NOVADAQ TECHNOLOGIES INC.

ANNUAL INFORMATION FORM

For the year ended December 31, 2012

March 19, 2013

TABLE OF CONTENTS

ITEM 1.	CORPORATE STRUCTURE	1

	1.1 Name, Address and Incorporation	1

	1.2 Inter-corporate Relationships	1

ITEM 2.	GENERAL DEVELOPMENT OF THE BUSINESS	1

ITEM 3.	NARRATIVE DESCRIPTION OF THE BUSINESS	4

	3.1 General	4

	3.2 Risk Factors	14

ITEM 4.	DIVIDENDS	23

ITEM 5.	DESCRIPTION OF CAPITAL STRUCTURE	24

ITEM 6.	MARKET FOR SECURITIES	26

	6.1 Trading Price and Volume	26

	6.2 Prior Sales	27

ITEM 7.	DIRECTORS AND OFFICERS	28

	7.1 Directors and Senior Management	28

	7.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions	32

	7.3 Conflicts of Interest	33

ITEM 8.	LEGAL PROCEEDINGS	33

ITEM 9.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	33

ITEM 10.	TRANSFER AGENT AND REGISTRARS	33

ITEM 11.	MATERIAL CONTRACTS	33

ITEM 12.	INTERESTS OF AUDITORS	34

ITEM 13.	ADDITIONAL INFORMATION	34

ADDENDA

APPENDIX “A” AUDIT COMMITTEE INFORMATION

SCHEDULE I AUDIT COMMITTEE CHARTER OF NOVADAQ TECHNOLOGIES INC.

Special Note Regarding Forward Looking Statements

This Annual Information Form contains certain information that may constitute forward-looking information within the meaning of securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future financial position, business strategy and strategic goals, research and development activities, projected costs and capital expenditures, financial results, research and clinical testing outcomes, taxes and plans and objectives of, or involving, Novadaq®. Without limitation, information regarding future sales and marketing activities, SPY® , SPY Elite®, LUNA™ and FIREFLY System sales, placements and utilization rates, reimbursement for the SPY, SPY Elite, LUNA and FIREFLY procedures, future revenues arising from the sales of the Company’s products, the sales and marketing arrangements with LifeCell™ Corporation and KCI (as defined below) the license and supply agreements with Intuitive Surgical®, Inc., the distribution agreement with MAQUET Cardiovascular and future potential partnerships, research and development activities, the Company’s plans to seek further regulatory clearances for additional indications, as well as the Company’s plans for development of an endoscopic version of the SPY technology, which will be marketed under the brand name PINPOINT®, is forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, market acceptance and the rate of market penetration of Novadaq’s products, the success of Novadaq’s partnerships, the effect of reimbursement codes for procedures involving use of the SPY, SPY Elite, LUNA and FIREFLY Imaging System and/ or PINPOINT Endoscopic Fluorescence Imaging System and the clinical results of the use of SPY, SPY Elite, LUNA FIREFLY and/ or PINPOINT Imaging Systems or the CO2 Heart Laser™ System for Transmyocardial Revascularization. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include: risks relating to the transition from research and development activities to commercial activities; market acceptance and adoption of the Company’s products; the risk that a recently implemented reimbursement code will not affect acceptance or usage of the SPY System; risks related to third-party contractual performance; dependence on key suppliers for components of the Company’s products; regulatory and clinical risks; risks relating to the protection of intellectual property; risks inherent in the conduct of research and development activities, including the risk of unfavorable or inconclusive clinical trial outcomes; potential product liability, competition and the risks posed by potential technological advances; and risks relating to fluctuations in the exchange rate between the U.S. and the Canadian dollar.

Forward-looking information is provided in this Annual Information Form for the purpose of giving information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. However, readers are cautioned that it may not be appropriate to use such forward-looking information for any other purpose.

Undue importance should not be placed on forward-looking information, nor should reliance be placed upon this information as of any other date. Unless required by law, Novadaq does not undertake to update this information at any particular time. These forward-looking statements are made as of the date of this Annual Information Form.

i

ITEM 1. CORPORATE STRUCTURE

1.1 Name, Address and Incorporation

Novadaq Technologies Inc. (“Novadaq”, or the “Company”) was incorporated under the Canada Business Corporations Act on April 14, 2000. The registered and principal office of the Company is located at 2585 Skymark Avenue, Suite 306, Mississauga, Ontario, L4W 4L5.

1.2 Inter-corporate Relationships

The Company has one wholly-owned subsidiary, Novadaq Corp., incorporated under the laws of the State of Delaware in July of 2005, which is involved in the Company’s commercial activities in the United States.

ITEM 2. GENERAL DEVELOPMENT OF THE BUSINESS

Novadaq primarily develops, manufactures and markets real-time fluorescence imaging products that are designed for use by surgeons in the operating room and other clinical settings where open, minimally invasive surgical or interventional procedures are performed. The Company was founded in April 2000, and initially listed on the Toronto Stock Exchange (“TSX”) under the trading symbol NDQ in June 2005. Novadaq listed on the NASDAQ Global Market under the trading symbol NVDQ in March 2012.

The Company’s SPY Imaging core technology platform provides clinically relevant anatomic and physiologic images of blood flow in vessels and micro-vessels and tissue perfusion during a wide variety of complex procedures performed in the operating room and outpatient surgery center without exposing the patient or the surgery staff to ionizing radiation. The SPY technology platform is flexible and can be used to develop unique imaging devices specifically designed to meet the needs of different physicians and the specialty procedures they perform. SPY images enable surgeons and wound care specialists treating life-threatening illnesses, such as breast, head and neck, colon, kidney and other cancers, complex hernias, diabetes and certain cardiovascular diseases, to effectively visualize blood flow in vessels, co-joined vessels and micro-vessels and to visually assess the quality of blood perfusion in tissue such as skin and organs. The ability to assess blood flow and tissue perfusion in real-time enables surgeons and other clinicians to repair or remove tissue that could, otherwise, lead to post-operative and other complications if not addressed during the procedure, and which in turn increase overall treatment costs.

More than 65 peer-reviewed publications report experiences using SPY Imaging technology and systems (SPY Elite, FIREFLY, PINPOINT, or LUNA) in a variety of procedures including open, robotic and endoscopic surgeries, as well as wound care. Published literature supports the use of SPY Imaging in its ability to enable surgeons and physicians to make more informed decisions that lead to fewer post-operative and other complications which, in turn, helps reduce hospital costs.

The SPY, SPY Elite and LUNA Imaging Systems are 510(k) cleared by the U.S. Food and Drug Administration (“FDA”) and indicated for use in a variety of surgical, interventional and outpatient applications including coronary artery bypass graft, cardiovascular, plastic, micro and reconstructive, organ transplant, gastrointestinal, and vascular and minimally invasive surgery and wound care. The SPY and SPY Elite Systems are also Conformité Européenne (“CE Mark”) for sale in Europe, are licensed by Health Canada, and have regulatory authority approval for sale in Japan and certain other markets outside of the United States. The Company also markets the SPY Analysis Toolkit (“SPY-Q”), companion post-processing software designed to allow surgeons and clinicians to enhance and apply objective analysis tools to SPY, SPY Elite and LUNA images. SPY-Q is also 510(k) cleared by the FDA. The PINPOINT Endoscopic Fluorescence Imaging System (“PINPOINT”) is FDA 510(k) cleared for use in minimally invasive surgical procedures. PINPOINT combines the capabilities of SPY imaging with state-of-the-art high definition (“HD”) visible light visualization offered by conventional endoscopes, providing surgeons with better visualization of important information related to anatomic structures and micro-perfusion during complex minimally invasive procedures.

Novadaq’s intellectual property consists of 47 patent families representing 117 granted or allowed patents and 89 applications in various stages of review and prosecution.

In addition to marketing SPY Imaging technology products, Novadaq manufactures and markets the FDA Premarket Approval (“PMA”) approved CO2 Heart Laser™ System (“TMR Laser System”) for Transmyocardial Revascularization (“TMR”). TMR is a procedure aimed at improving blood flow to areas of the heart that cannot be successfully treated by alternative standard revascularization techniques and is often performed adjunctively with coronary artery bypass graft (“CABG”) surgery.

The majority of Novadaq’s current revenues come from alliances formed with leading companies in relevant markets where SPY Imaging and the SPY technology platform have demonstrated improved clinical outcomes in open, minimally invasive and robotic surgery applications. Surgeons performing imaging procedures using SPY technologies are currently reimbursed through the use of existing Current Procedural Terminology (“CPT”) codes. Facilities where procedures are performed using SPY technology in the outpatient environment are reimbursed through the use of Ambulatory Payment Classification (“APC”) codes.

Corporate Alliances

Intuitive Surgical Alliance - In January 2009, Novadaq announced an alliance with Intuitive Surgical®, Inc. (“Intuitive”), to develop a SPY Imaging System to be integrated with the da Vinci Surgical Robotic System (as integrated, the “FIREFLY System”). Novadaq was named the exclusive supplier of certain hardware components of the FIREFLY System and the fluorescence agent required to perform imaging procedures. Intuitive initiated commercialization of the FIREFLY System in February 2011, and commenced full launch in July of 2011. Novadaq earns revenue principally from sales of hardware components to Intuitive, as well as from royalties upon end user sales of FIREFLY Systems by Intuitive.

LifeCell Alliance—In September 2010, the Company signed a 5-year, exclusive, North American sales and marketing agreement with LifeCell™ Corporation (“LifeCell”) for SPY Imaging in open plastic and reconstructive, gastrointestinal and head and neck surgery. LifeCell began to exclusively market Novadaq’s latest generation SPY system under the brand name SPY Elite® (“SPY Elite”) in the United States in February 2011. Prior to signing the agreement with LifeCell, Novadaq marketed the SPY system directly to U.S. hospitals, primarily targeting key opinion leading surgeons. After signing the September 2010 agreement, Novadaq transferred the relevant sales team to LifeCell. In November 2011, LifeCell and Novadaq signed another agreement that expanded sales and marketing of the SPY Elite System into vascular surgery in North America and certain other markets including Europe, the Middle East and Japan for a period of six years. As part of the termination agreements (noted below) with KCI, Novadaq amended and restated the LifeCell November 2011 agreement to reflect the termination of the KCI agreements, without material modifications.

LifeCell’s partnership responsibilities include sales and marketing of SPY Systems and the disposable accessories required to perform each imaging procedure, surgeon and professional education, clinical and clinical study support and reimbursement support. Novadaq remains responsible for product development, manufacturing and service. Pursuant to the agreement, for three years, the Company has an annual commitment to spend a minimum amount on SPY Imaging research and development, which such minimums are within the Company’s normal business operating expenses.

LifeCell’s sales and marketing plan is based on three sales models aimed at generating revenue for the SPY Imaging System. Novadaq and LifeCell share revenues generated from the sales based on the following models:

(i)	Placement Model: Hospitals gain access to the technology by paying for each consumable supply used with the SPY System. Purchase of consumable supply kits each month entitles the customer to placement of the SPY device, clinical support and service. As part of the revenue sharing formula, the Company is entitled to monthly minimum value for SPY devices placed and a minimum price for consumable supply kits.

(ii)	Rental Sales Model: Hospitals gain access to the technology by paying a monthly fee for use of the SPY System. The monthly fee includes the placement of the SPY device, clinical support and service. A fee for the required disposables is charged in addition to the rental fee.

(iii)	Capital Sales Model: Hospitals directly purchase the hardware, consumables and service.

The majority of our SPY Elite recurring revenues to date have been generated through placements. In the future, we anticipate that the placement and rental sales models will be the primary revenue-generating models promoted by LifeCell.

KCI Alliance/Termination - In November 2011, Novadaq signed 7-year, exclusive development and sales and marketing agreements with Kinetic Concepts, Inc. (“KCI”) for the development and future commercialization of Novadaq’s SPY technology for use in wound care applications covering North America, Europe and other select markets. On March 12, 2013, Novadaq and KCI terminated these agreements by mutual agreement. Under terms of the Termination Agreements, Novadaq and KCI provided each other with full mutual releases from the Distribution Agreements, except for provisions relating to confidentiality. Neither party will compensate the other in connection with the termination and the Distribution Agreements with LifeCell remain materially intact.

MAQUET Alliance - In January 2012, Novadaq named MAQUET Cardiovascular (“MAQUET”) the exclusive U.S. distributor of the TMR Laser System and the associated disposable products. TMR is a procedure aimed at improving blood flow to areas of the heart that cannot be successfully treated by alternative standard revascularization techniques and is often performed adjunctively with CABG. Under the agreement, the parties share the revenues generated from sale of TMR Laser Systems and associated disposable products subject to minimum values on the products sold.

Novadaq’s own internal sales and marketing efforts are currently focused on the following market development activities: (1) pre-commercialization and commercialization activities required for Novadaq’s launches of PINPOINT and LUNA including post-market research, clinical studies, key opinion leader development educational support material development and reimbursement validation; (2) clinical, sales and marketing activities required to support our alliance partners; and (3) marketing activities required to continue to develop new clinically relevant applications for SPY, FIREFLY, PINPOINT and LUNA Imaging technologies.

Novadaq’s products are primarily sold on the basis of providing clinical value, both to healthcare providers and practitioners. Use of the Company’s products has been shown in clinical study to improve clinical outcomes which create economic value to healthcare providers in the form of reduced costs. In addition, surgeons performing SPY Imaging are paid through the use of existing CPT codes. In August 2011, the Centers for Medicare and Medicaid Services (“CMS”) issued new guidelines enabling the use of a CPT coding modifier that allows surgeons to bill for each SPY Imaging procedure performed when medically necessary, as compared to previously when they were restricted to one billing regardless of the number of imaging sequences acquired during the surgery. In October 2007, CMS established ICD-9-CM code 88.59 which enabled hospitals to bill for SPY fluorescence vascular angiography procedures performed in cardiac surgery, and in October 2010, ICD-9-CM code 17.71 became effective for billing for procedures in non-cardiac applications. In March 2012, CMS assigned SPY fluorescence vascular angiography procedures for payment to APC 0397 (“Vascular Imaging”) under the outpatient prospective payment system (“OPPS”), effective April 1, 2012. In October 2012, CMS published the final rule for OPPS 2013. Effective January 1, 2013, CMS increased the National Average Payment for APC 0397 to $330.97 from the previous National Average of $154.87.

Public Offering

On April 9, 2012, Novadaq announced that it had completed the closing of its public offering of 7,015,000 common shares at a price $5.75 per share (the “Common Shares”). Gross proceeds from the offering were approximately $40.3 million resulting in cash proceeds of $36.9 million, net of transaction costs.

ITEM 3. NARRATIVE DESCRIPTION OF THE BUSINESS

3.1 General

Sales Information

Below is comparative sales information for revenues paid to Novadaq by our partners, as well as direct sales to customers. There are no sales to joint ventures, controlling shareholders or related parties.

	2012	2011
	$	$
Revenue
SPY
Product revenue	16,167,000	9,214,000
Royalty revenue	1,850,000	395,000
Deferred Partnership Fee Revenue	1,300,000	842,000
TMR
Product Revenue	2,870,000	3,712,000
Service Revenue	802,000	1,129,000

Total Revenue	22,989,000	15,292,000

For the year ended December 31, 2012, sales to major customers included LifeCell in the amount of $11,989,000 [2011- $5,734,000] and Intuitive Surgical Inc., in the amount of $5,306,000 [2011- $3,536,000].

SPY Imaging

Industry Overview

Unmet Need

The World Health Organization (the “WHO”) estimates that more than 230 million operations are performed worldwide each year including 48 million inpatient surgeries in the United States alone. The National Surgical Quality Improvement Project (“NSQIP”) estimates that, on average, 6.5% of patients suffer complications following surgery, although rates are higher than 20% for some complex surgeries. The mean additional cost for minor complications was calculated at $9,600 per patient, and for major complications at $23,870. Van Den Bos et al. (Health Affairs 2011) estimates that costs associated with post-operative adverse events and medical errors total approximately $20 billion annually in the United States. The WHO projects that half of post-surgical complications are likely preventable.

Perfusion of blood into tissue is essential for survival of the tissue. Unfortunately, many complex surgeries result in damage to the vasculature that provides the perfusion. Prior to the introduction of SPY Imaging by Novadaq, prediction of future tissue viability was largely based on clinical judgment, and clinical judgment often proved inaccurate, with rates of complications associated with tissue necrosis approaching 40% in some procedures.

Numerous reports have quantified costs of complications associated with specific surgeries. For example, Fry et al. (Arch. Surg. 2010) reported an $18,357 increase in average patient care cost due to complications among patients undergoing colon surgery, although costs can exceed $100,000 in specific cases. Olsen et al. (Arch. Surg. 2008), reported that the overall costs for treating breast surgery patients who developed surgical site infections (“SSIs”) was $10,759 greater compared with the overall costs if patients did not develop SSIs. Khan et al. (J Gen Intern Med. 2006), reported that among 7,457 non-cardiac surgical patients treated over a two year period, 6.9% developed at least one post-operative complication, and that these complications increased hospital costs by 78% on average.

Based on management’s interpretation of available statistics and surgeon feedback, we estimate that there are more than 800,000 surgeries performed in the United States each year in which impaired tissue perfusion is a frequent cause of post-operative complications. Complications associated with tissue necrosis arise in 5% to 30% of patients undergoing surgeries in our target markets which include breast, head and neck and abdominal wall reconstructions, as well as colorectal and esophageal surgeries. Post-operative complications can range from increased length of intensive care and hospital stay, reoperation, systemic infection, loss of limb, delay of other therapies and death. Novadaq estimates that the total costs associated with necrosis-related complications, in our lead markets in the United States, is approximately $1.3 billion each year. In addition to post-surgical complications, poor perfusion is a contributing factor in non-healing extremity ulcers which afflict more than 3.5 million diabetics in the United States, with an annual cost for treatment of peripheral arterial disease in these patients exceeding $4 billion, according to a report entitled, Diabetic Foot Ulcers Peripheral Artery Disease And Critical Limb Ischemia, published in 2010 by the SAGE Consulting Group, LLC, Atlanta, GA.

The Novadaq Solution

The SPY fluorescence imaging technology platform enables physicians in multiple specialties to make more informed decisions during both the diagnosis and treatment of complex diseases and conditions. In the operating room, the ability to visualize real-time natural or physiologic blood flow in vessels, micro-

vessels and tissue, enables surgeons to make image-driven adjustments to operative plans while procedures are in progress. As a result, post-operative complications occur less frequently, patient outcomes are improved and the need for repeat procedures is reduced. Two text book chapters written by editors of Bostwick’s Plastic and Reconstructive Breast Surgery and Clinics in Plastic Surgery, recommend the use of SPY Imaging during breast reconstruction surgery. The recommendations cite necrosis-related complication rates declining to the 0% to 4% range following SPY-guided breast reconstructive surgeries, compared with 10% to 30% necrosis rates before SPY became available. In addition to the textbook chapters, more than 60 other publications in the medical literature also support the clinical and cost savings benefits of SPY Imaging in each of Novadaq’s targeted surgical applications. The ability to clearly and reliably visually map areas of adequate versus poor perfusion will enable would care specialists to implement more effective wound treatment strategies, which will positively enhance wound healing.

SPY technology comprises hardware, sophisticated software and a fluorescence imaging agent called Indocyanine Green (“ICG”). ICG is a water soluble tricarbocyanine dye which binds to alpha lipoproteins in the blood plasma and is associated with a 50 year history of safe administration to more than 5 million patients. The SPY technology platform is flexible and can be used to develop unique imaging devices, specifically designed to meet the needs of different physicians and the specialty procedures they perform. To date, Novadaq has developed and manufactured commercially available SPY Imaging systems for use in open, robotic and minimally invasive surgeries as well as for use in diagnostic wound care centers. Additionally, the approved applications for SPY Imaging are numerous and include plastic, reconstruction, micro, gastrointestinal, vascular, head and neck, tumor resection and minimally invasive surgeries.

Novadaq’s Strategy

Historically, medical imaging has been associated with diagnosis. Radiologists have used MRI, CT and other imaging modalities to diagnose and detect disease more accurately. The concept is “if we can diagnose better, we can ultimately treat better.” Novadaq is taking the same concept to the next level by providing the SPY fluorescence imaging modality to surgeons for use during the surgical procedure enabling better treatment. Just as diagnostic-imaging modalities can be used for many different types of diagnosis, Novadaq’s SPY imaging platform can be used by multiple physician specialties in a number of different types of interventions including open and minimally invasive surgeries in the operating room or interventional procedures that are typically performed in a clinic.

Since there are multiple surgical procedures that can be advanced by SPY Imaging, Novadaq has applied a multi-product strategy that tailors the needs of the specific procedure or specialty in the embodiment of the product. Novadaq’s product commercialization strategies are based upon first directly developing the evidence of clinical value for our products through work with key opinion leading surgeons and institutions and following that with the building of appropriate sales and marketing strategies directly through early adopters to establish the potential of the business. Once the commercial potential of a product is established, Novadaq evaluates different approaches to achieving full adoption either through an alliance with a market leading company of the specific specialty or through the establishment of a direct sales team. Novadaq began its commercial strategies with products that were best suited for alliances. Thus, Novadaq partnered with Intuitive Surgical Inc. for robotic, LifeCell for plastic reconstructive and gastrointestinal, head and neck and vascular surgical procedures, and MAQUET for the CO2 laser product.

For two newer SPY technology products, the PINPOINT Endoscopic Fluorescence Imaging System for minimally invasive surgery and interventional procedures, and LUNA for outpatient diagnostic imaging in wound care clinics, Novadaq has determined that direct commercialization strategies are optimal based on industry dynamics and physician feedback. As a result, management has commenced direct sales and marketing efforts for these systems. The direct strategies for PINPOINT and LUNA leverage existing published studies in which SPY imaging technology has been demonstrated to enhance minimally invasive surgeries and wound care, and market awareness for SPY imaging that has already been built through our alliances. In fact, many of the hospitals that have SPY technology for open surgical or robotic surgical procedures are considered to be the most likely early adopters of PINPOINT for minimally invasive procedures.

In March 2012, Novadaq initiated a multi-center, open label, prospective study of up to 150 patients undergoing laparoscopic left colectomies at 6 to 10 leading medical centers throughout North America. The trial, called PILLAR™ II, Perfusion Assessment in Laparoscopic Left Anterior Resection, is designed to study the clinical impact of visual perfusion assessment using the PINPOINT® Imaging System. The objective of the study is to assist surgeons in reducing the incidence of postoperative complications following laparoscopic left colectomy. The PILLAR trial protocol was filed on the clinicaltrials.gov website and is publicly available. Novadaq has also initiated a second study focusing on the use of PINPOINT in laparoscopic cholecystectomy. Limited visualization in laparoscopic procedures can result in bile duct misidentification and or injury. The consequences of bile duct injury can be devastating and is the most common cause of medical legal litigation.

In the latter half of 2012, the Company commenced hiring direct sales and marketing staff in preparation of the PINPOINT sales launch.

SPY technology is already available in more than 700 hospitals in the United States. As the Company enters the third year of its commercialization through alliance partners, the installed base of the technology continues to grow at a rapid pace. Novadaq’s long-term strategy includes continuing to leverage the growing SPY technology installed base, by developing and commercializing new fluorescing molecules that will further enable the improvement of clinical outcomes in life threatening diseases. One specific molecule for which Novadaq owns significant intellectual property enables the visualization of nerves throughout a surgical procedure. Novadaq also intends to provide fluorescence imaging with molecules that target specific types of cancer cells such as those in ovarian or pancreatic cancer.

Below are brief descriptions of the leading applications for each of Novadaq’s products.

SPY—Inpatient Open Surgical Imaging System

SPY and SPY Elite have been FDA 510(k) cleared for use in the following applications by the FDA: (i) coronary artery bypass graft surgery, (ii) cardiovascular surgery, (iii) plastic surgery, (iv) reconstructive surgery, (v) microsurgery, (vi) organ transplant, and (vii) gastrointestinal surgery.

Plastic and Reconstructive Surgery:

In plastic and reconstructive surgery, if perfusion to tissue is compromised during complex procedures, such as breast and other flap surgeries, the consequences range from tissue necrosis requiring tissue debridement to loss of the newly constructed body part. Such complications often result in the costly need for repeat surgery, additional intensive care and extended lengths of hospital stay. Two text book chapters written by the editors of Bostwick’s Plastic and Reconstructive Breast Surgery and Clinics in Plastic Surgery recommend the use of SPY Elite Imaging during breast reconstruction surgery in order to reduce major complications. More than 15 additional publications in the medical literature also support the clinical and cost savings benefits of SPY Imaging in reconstructive surgeries including breast and maxillofacial reconstructions as well as abdominal wall repair. In May 2012, the journal Plastic and Reconstructive Surgery published a Level 1 comparative study in which investigators demonstrated that use of SPY in breast reconstruction surgeries was superior to clinical judgment. The American Society of Plastic Surgeons (“ASPS”) estimates that in our lead market, 96,277 breast reconstruction surgeries were performed in the United States in 2011. Novadaq believes that our market opportunity in reconstructive surgery could potentially extend to approximately 450,000 additional complex reconstructive surgeries, within the more than 5.3 million reconstructive procedures reported annually by ASPS.

Gastrointestinal Surgery:

SPY Imaging allows gastrointestinal surgeons to visualize and objectively analyze perfusion versus non-perfusion in the upper and lower gastrointestinal (“GI”) tract in order to make informed decisions such as where to resect a section of colon. Perfusion to tissue can be compromised in gastrointestinal surgeries, which if not detected during the surgery, can lead to tissue necrosis and leakage, the need for repeat surgery, severe infection and high rates of mortality. Gastrointestinal surgeons report that when appropriate, they revised their operative plan based on information provided by SPY Elite, which has resulted in lower rates of major post-operative complications and reduced healthcare costs to hospitals and patients. According to the Society of American Gastrointestinal and Endoscopic Surgeons, approximately 600,000 colorectal surgeries are conducted in the United States each year of which 250,000 involve partial excisions of the colon. Based on feedback from surgeons, Novadaq believes that approximately 50% of partial colon resection procedures are associated with risk factors that could lead to post-operative leaks, and therefore, perfusion assessment using SPY imaging is particularly valuable in this population. Currently, 60% to 70% of colon resections are performed as open surgeries although this is expected to decrease in future years as minimally invasive surgery becomes more prevalent.

Head and Neck Surgery:

Head and neck surgery involves the harvest, transfer and attachment of soft and sometimes bony tissues to areas of the head and neck that have been either affected by cancer, damaged by traumatic injury or were deformed at birth. If perfusion to tissue is compromised following complex head and neck reconstructive procedures, the consequences range from tissue necrosis requiring tissue debridement, to loss of the newly constructed body part, which can result in the costly need for repeat surgery, additional intensive care and extended lengths of hospital stay. In published reports, SPY Elite Imaging has been used to assess perfusion following head and neck flap tissue transfer, and has enabled surgeons to take corrective actions to ensure that transferred tissue flaps heal without necrotic loss. In 2011, more than 195,000 maxillofacial surgeries were performed by reconstructive surgeons according to ASPS reports. Novadaq believes that more 60% of these procedures involved use of tissue flaps, and that this is the main market for SPY in head and neck surgery.

Cardiac Surgery:

SPY Imaging enables cardiac surgeons performing CABG surgery to visualize blood flow in native coronary arteries and bypass grafts and perfusion to the heart muscle in real-time while in the operating room. Visualizing blood flow and perfusion in surgery allows cardiac surgeons treating coronary artery disease to determine whether or not they have created functional grafts and adequately improved blood supply to the heart muscle. If it is determined that blood flow in the bypass graft is insufficient or obstructed, the surgeon can decide to revise the graft while the patient is still on the operating room table.

Vascular Surgery:

SPY Imaging enables surgeons performing vascular interventions, such as bypass and stenting, to accurately visualize adequately perfused versus non-perfused tissue while performing the procedure. Surgeons have reported using SPY as a tool to intra-procedurally assess the effectiveness of peripheral vascular interventions, using the information to guide debridement, to make more accurate decisions related to limb salvage and if required, the need and level of digit or lower limb amputations. According to the American Diabetes Association, 60% of the 150,000 lower limb amputations performed each year in the United States occur in diabetic patients. Novadaq believes that SPY Imaging will enable surgeons to provide these patients with better clinical outcomes.

LUNA – Diagnostic Outpatient Imaging System

Wound Care:

The LUNA Imaging System, which is based on Novadaq’s core SPY Imaging technology, enables physicians treating chronic wounds to more reliably distinguish between perfused and non-perfused tissue during treatment of diabetic foot ulcers, pressure sores and of other serious wounds. Since complete removal of non-perfused tissue is critical to healing, the use of LUNA by wound care specialists can lead to better informed treatment decisions, and thereby may improve healing with the potential to reduce the number of visits to treatment centers for patients. Podiatrists have reported that real-time perfusion visualization allows for better informed decisions during the treatment of the wounds. The SAGE Group estimates that more than 3.5 million diabetic patients suffer from poorly- or non-healing ischemic and neuroischemic foot ulcers in the United States, and that between 800,000 and 1.6 million new ulcers occur each year. Novadaq believes that SPY Imaging can improve the clinical outcome and reduce the cost of care for these wounds by providing information that leads to more effective treatment.

FIREFLY—Robotic Surgical Imaging System

The FIREFLY system was FDA 510(k) cleared for use in robotic surgery in February 2011, and the commercial launch of the system was initiated by Intuitive Surgical in February 2011, followed by full launch in July 2011. The use of FIREFLY enables surgeons performing robotic surgery to benefit from fluorescence imaging. The first application of FIREFLY was partial nephrectomy, or partial removal of the kidney as part of the treatment course for kidney cancer. The National Cancer Institute reports that the annual incidence of kidney cancer is 61,000 cases. Currently, only about a third of these patients undergo partial nephrectomy, although the benefits of FIREFLY-enabled partial nephrectomy, which include lower stress of healthy kidney tissue and tumor margin demarcation, have led to increased utilization of the partial nephrectomy option in some hospitals. Other potential applications of FIREFLY imaging include robotic colorectal surgery, and robotic cholecystectomy procedures. In September 2012, 19 presentations featuring FIREFLY technology took place at the Clinical Robotic Surgery Association meeting held in conjunction with the American College of Surgeons Meeting in Chicago. Presentations reported on the use of FIREFLY in partial nephrectomy, colorectal, cholecystectomy, gynecologic, thoracic, cardiac and lymphadenectomy surgical procedures.

PINPOINT—Endoscopic Fluorescence Imaging System

Novadaq’s PINPOINT Endoscopic Fluorescence Imaging System combines the fluorescence imaging capabilities of SPY Imaging with the HD visible light imaging capabilities of a traditional endoscopic imaging system. PINPOINT can be used as a traditional endoscope and to obtain fluorescence images either on demand or in a simultaneous imaging mode during minimally invasive surgery. The demand for minimally invasive procedures is rapidly growing, as smaller incisions lead to faster recovery, thus further leading to reduced length of hospital stay and lower costs. However, small incisions result in reduced visibility for surgeons, and therefore increase the complexity of procedures and the potential for complications. Based on clinical studies in colon, gynecological and thoracic procedures and experiences with SPY in open surgery, PINPOINT is expected to provide minimally invasive surgeons with better visualization of important anatomic structures during these complex procedures. Improved visualization and enhanced functional imaging information result in reduced incidences of post-operative complications and lower costs of care. The Company continues to support post-market clinical studies using PINPOINT in minimally invasive gastrointestinal, gynecological, thoracic and urological surgery. The Company intends to use the clinical data and user feedback to determine the markets where the value proposition for PINPOINT endoscopic imaging is the strongest.

The first application for PINPOINT will be high risk colon resection surgeries, including low and left side resections and stoma creation or reduction. Combined, these groups represent about 50% of the 250,000 colon resections performed each year in the United States. Minimally invasive surgical (“MIS”) techniques are currently used in approximately 30%-40% of these procedures, although use of MIS is growing based on the benefits described above. Enhanced visualization and PINPOINT’s ability to provide for the assessment of the viability of the anastomosis quality with respect to perfusion may be of significant clinical benefit.

Operations

Novadaq manufactures SPY Elite, PINPOINT, LUNA Imaging Systems and FIREFLY hardware components at its manufacturing facility located in Richmond, British Columbia. The manufacturing operation is ISO13485:2003 and Current Good Manufacturing Practices (“cGMP”) compliant and, as currently configured, has the capacity to manufacture up to 1000 units each year.

The consumable supply kits sold by Novadaq for use with its imaging devices are currently assembled by a third party. Novadaq has supply agreements with manufacturers of key sub-assemblies including the imaging agent, and alternate sources of supply have been qualified. Equipment installation and field service is handled jointly by Novadaq and its service partner.

In February 2011, Novadaq acquired the CO2 HEART™ LASER SYSTEM manufacturing business from PLC Systems Inc. (“PLC”). The acquired assets included product inventories, manufacturing equipment, intellectual property, clinical records and all documentation related to the design, manufacture and regulatory approval of the product. TMR Laser System consumable kits are manufactured by the same contract manufacturer that was previously used by PLC. Production of new lasers could occur in our manufacturing facility in Richmond, or alternatively, can be outsourced to several qualified OEM sources.

Outlook

The Company plans to continue to work with its alliance partners to increase placements and utilization of SPY technology for current applications. Accordingly, we expect continued penetration of SPY Elite in breast reconstruction and FIREFLY in partial nephrectomy, while simultaneously launching the products in new applications such as colorectal and vascular surgeries. Novadaq’s product development team will also continue to support the alliances by developing SPY technology device(s), companion software systems and value added accessories for new applications in clinical settings. Novadaq will also continue its focus on further demonstrating the clinical and economic value of the technology and anticipates additional publications will be released throughout 2013.

Novadaq also plans to continue to execute early commercialization activities for the PINPOINT and LUNA products. This includes building a direct sales and marketing organization for the new products, developing the evidence of clinical value for our products through work with key opinion leading surgeons and institutions, and completion of multi-center clinical trials for which results are expected in publications and conference presentations throughout 2013.

Competition—SPY Imaging Technology

The Company’s industry is highly competitive and subject to rapid and significant technological change. Potential competitors may have greater financial, technical and human resources as well as significantly more experience in the discovery, development and regulatory approvals of products and the commercialization of those products than the Company. Accordingly, our competitors may be more successful than the Company in obtaining regulatory approvals and achieving widespread market acceptance of their products.

Currently, there is no procedure that is routinely used to assess blood tissue perfusion during the course of complex surgery. The currently available technologies for assessing flow, such as x-ray angiography and flow measurement technology, are either not practical for intra-operative use, not relevant to the procedure or other limitations. Management believes the Company’s primary competitors will be manufacturers of x-ray angiography devices such as General Electric, Philips, Siemens and Toshiba.

CT imaging can be used pre-operatively to locate perforator vessels that supply blood to tissue flaps, but unlike SPY, CT imaging does not supply information related to blood flow intensity, which is more relevant to the selection of perforators for flap procedures. Surgeons have also reported that SPY Imaging may be more reliable in locating the perforator vessels in the operating room because registration marks made during the CT scan may not be accurate when patients are in certain positions on the operating room table or under the influence of anesthesia. Software analysis tools that are integral to the SPY Elite System can be used to further enhance SPY images, which can allow surgeons to quickly identify the best perforators available.

Surgeons may place electromagnetic flow measuring devices in the target area of concern to give some auditory impression of blood flow to the tissue. These devices generally remain in place for a few days following surgery and are checked at routine intervals during the immediate post-operative recovery period. However, there are reported limitations to the information provided by flow measurements in that the flow signal is only related to the vasculature that is in direct contact with the probe, there is no visual confirmation of complete tissue perfusion and interpretation of the audio signal can be very subjective. Probes may also become dislodged in the routine course of delivering post-operative care to patients.

Novadaq believes that there currently is no alternative practical method of routinely visually assessing blood flow in vessels and micro vessels and tissue perfusion during the course of complex open, robotic or minimally invasive operative procedures and is not currently aware of any parties in the U.S. market with competing perfusion assessment products. Likewise, Novadaq is not aware of any visually assessment technology in the outpatient wound care environment. Novadaq believes that its market position, the ongoing advancement of its technology and the strength of its partners’ sales and marketing infrastructure will allow it to operate profitably in the future; however, there is no guarantee that it will be able to maintain its current market position, advance its technology or successfully partner or directly sell its products. It is also possible that others may develop competing technologies that are superior to Novadaq’s, making its current products obsolete. The Company intends to vigorously defend its patent estate if infringement was deemed to occur; however, there is no assurance that it will be successful in such defense.

Reimbursement

The Company’s ability to successfully commercialize products may depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health coverage insurers and other organizations. Surgeons performing SPY Imaging across the variety of applications continue to be professionally reimbursed for performing the procedure by using existing CPT codes. CPT codes are established by the American Medical Association to enable physicians to be paid for the performance of certain procedures.

In October 2007, CMS established ICD-9-CM code 88.59—Intra-operative Fluorescence Vascular Angiography, to describe procedures where SPY Imaging is used during coronary artery bypass graft surgery. In October of 2010, CMS made ICD-9-CM code 17.71 effective as a billable code for documenting all hospital charges associated with non-cardiac SPY Intra-operative Fluorescence Vascular Angiography procedures. An ICD-9-CM procedure code is used by hospitals to describe medical procedures performed by physicians and other healthcare providers, but does not necessarily result in any direct incremental reimbursement to these facilities.

In August of 2011, CMS issued new guidelines enabling the use of a coding modifier that allows surgeons to bill for each SPY Imaging procedure performed when medically necessary, as compared to previously when they were restricted to one billing regardless of the number of imaging sequences acquired during the surgery.

In March 2012, CMS assigned SPY fluorescence vascular angiography for payment to APC 0397 (Vascular Imaging) under the Outpatient Prospective Payment System (“OPPS”), effective April 1, 2012. In October 2012, CMS published the final rule for OPPS 2013. Effective January 1, 2013, CMS increased the National Average Payment for APC 0397 to $330.97 from the previous National Average of $154.87.

Regulatory Matters

The SPY, SPY Elite, PINPOINT, LUNA and FIREFLY Imaging Systems and the CO2 Heart Laser are generally classified as medical devices for regulatory purposes, and the fluorescence agent may be regulated as both a medical device when sold in concert with the SPY Imaging System and as a drug when sold separately. Accordingly, the Company is subject to extensive regulations governing the research, development, manufacture, promotion and marketing of these systems.

United States

The SPY Imaging System received 510(k) clearance from the FDA in 2005. Since that time, the Company has received 510(k) clearances from the FDA for labeling revisions for the SPY System which allowed for greater flexibility in the administration of the fluorescence agent, for use of a fluorescence agent manufactured by an alternate supplier and for use of the SPY Imaging System in cardiovascular (including LUNA for the assessment of blood flow in vessels and micro-vessels in extremities) , plastic, reconstructive, micro, organ transplant and gastrointestinal surgery. In 2009, the Company received 510(k) clearance for use of the endoscopic version of the SPY Imaging system in minimally invasive procedures. The TMR Laser System is a PMA approved product.

European Union

The CE Mark was achieved for the SPY Imaging System in September of 2001 for use in cardiovascular surgery. CE Mark is anticipated for use of SPY in plastic reconstruction, micro, gastrointestinal surgery and lymphatic mapping in the first half of, 2012. CE Mark for PINPOINT is also anticipated in 2013.

Canada

The Company obtained a Class III device license for the SPY System in cardiac surgery in September of 2001. In December of 2006, Health Canada issued a Class III device license for the SPY System in urological applications and, in 2011, a Class II device license for the SPY Elite imaging console.

Japan

The SPY Imaging System obtained a shonin in August of 2003.

Intellectual Property

Novadaq’s intellectual property portfolio (“IP”) consists of 47 patent families representing 117 granted or allowed patents and 89 applications in various stages of review and prosecution. The majority of the Company’s patents and patent applications claim hardware, software and methods related to fluorescence imaging and include embodiments for both open and minimally invasive surgery. Twelve of the granted patents relate to TMR surgery.

The Company believes that the protection of its intellectual property is an essential element of its business and the Company intends to continue its investment in the development of its IP portfolio. Applications to broaden the Company’s patent protection are being pursued in the imaging of blood flow and tissue perfusion for plastic and reconstructive surgery, cardiovascular, surgery, organ transplant and neurosurgery. The Company is also pursuing patents related to new fluorescence imaging agents, including a proprietary nerve-targeted imaging agent. These new fluorescence imaging agents will be compatible with the growing installed base of Novadaq imaging systems.

The Company pursues a global IP strategy, registering for patent protection in all jurisdictions where it intends to carry on business, including the United States, Canada, Japan, major Europe markets and the emerging BRICK (Brazil, Russia, India, China and Korea) markets. The Company also relies upon trade secrets, know-how and other proprietary, confidential information for the protection of its technology. The Company requires all employees, consultants, scientific advisors and other contractors to enter into confidentiality agreements to protect against the disclosure of such proprietary information.

In addition to developing its own IP portfolio, the Company has licensed and acquired IP rights from third parties through exclusive licenses, collaborative research and asset purchase agreements. Under a license agreement with the National Research Council of Canada, dated June 30, 2000, as amended, the Company acquired the worldwide exclusive license to certain technology incorporated in SPY Imaging products. In 2006, the Company entered into an exclusive agreement with the University of Rochester to license a broad portfolio of patent applications in the field of intra-operative fluorescence guided imaging in a variety of clinical applications including image-guided, nerve-sparing prostatectomy. Under an Asset Purchase Agreement entered into in 2007 with Xillix Technologies Corp. (“Xillix”), the Company acquired all of Xillix’s intellectual property. In 2011, the Company acquired all IP assets related to equipment and methods for TMR surgery from PLC Medical Systems, Inc.

Employees

As of December 31, 2012, the Company employed approximately 72 employees, including 8 members of senior management and 64 full-time employees. Approximately 12 employees are involved in sales and marketing activities, approximately 26 employees are engaged in research and development activities, approximately 21 employees are engaged in operational activities and approximately 5 employees are engaged in general and administrative activities. None of the Company’s employees belong to or are represented by a labor union.

Facilities

The Company’s corporate head office is located in Mississauga, Ontario, Canada. The corporate head office houses mainly administrative functions such as Human Resources and Finance. All of the Company’s research and development and manufacturing activities are carried out in its facility in Richmond, British Columbia. In March 2011, the Company leased premises in Taunton, MA to support its service operation.

Development

The Company’s primary development activities in 2012 related to product development of the PINPOINT Endoscopic Fluorescence Imaging System and the first generation LUNA Wound Care Imaging System. Both products are FDA 510(k) cleared, and the Company is currently engaged in clinical market development activities related to the products.

3.2 Risk Factors

The results of operations, business prospects and financial condition of the Company are subject to a number of risks and uncertainties and are affected by a number of factors outside of the control of management of the Company. In addition to the factors discussed in this Annual Information Form, readers are advised to review risk factors discussed by the Company in its MD&A for the year ended December 31, 2012, for a complete discussion of the risks affecting the Company’s business.

Risks Related to Novadaq’s Business

The Company has Incurred and Continues to Incur Losses

The Company has incurred substantial losses since its inception in 2000 and continues to incur losses and experience negative cash flows. The Company cannot predict if or when it will operate profitably, generate positive cash flows or if it will be able to implement its business strategy successfully. Pursuing its strategy requires the Company to incur significant expenditures for research and product development, marketing and general administrative activities. As a result, the Company needs to continue to grow its revenues and gross margins to achieve and sustain profitability and positive operating cash flows, and it may need to raise additional capital.

Ability to Obtain Sufficient Funding

The Company does not yet generate sufficient operational cash flows to meet the Company’s planned growth and to fund development activities. The Company has forecasted cash requirements for 2013, and funding from sources currently in place will permit the Company to meet its 2013 operating requirements. However, in the long-term, the Company will require funding from outside sources to complete its business development plans; therefore, the Company is dependent on the willingness of investors or strategic partners to continue to invest in the Company or enter into strategic relationships to continue further development of the Company’s products. There is no assurance that the Company will secure additional funding sources or partnerships. Currently, the Company has no committed sources of capital other than a revolving credit agreement, dated August 26, 2011, with a Canadian chartered bank entitling the Company to borrow a maximum limit of $2,500,000, subject to certain conditions. Since its inception, the Company has not utilized its credit facility.

Shift from Research and Development to Commercialization

Having been founded in 2000, the Company has a limited operating history. Historically, the focus of its operations had been on research and development. However, in mid-2005 the Company shifted its focus towards commercialization with the commercial launch of its system for use during cardiac surgery. In 2009 through 2012, the Company formed certain alliances with four market leading companies for the broad commercialization of Novadaq’s leading products. The successful commercialization of any one of Novadaq’s products will depend on a number of financial, logistical, technical, legal, regulatory, competitive, economic and other factors, the outcome of which cannot be predicted, some of which will be out of the Company’s control. The Company has incurred losses to date and expects to incur losses in the future. In addition, despite the Company’s current focus on the commercialization of its products, the Company continues to invest in additional research and development in order to expand the applications of its imaging platform, and these activities may require significant cash commitments which may affect the profitability of the Company. There can be no assurance that the Company will be able to achieve or sustain profitability in the future.

Successful Commercialization of the Products

The Company’s future success will depend in large part on its own ability to commercialize PINPOINT and the ability of its partners to market and sell SPY Elite, FIREFLY and LUNA for use in wound care, and TMR Laser System (together, the “Products”). Successful commercialization of the Products will depend on a number of factors, including achieving widespread adoption of the Products among the targeted surgeons and hospitals, maintaining the Company’s relationships with its suppliers and partners, obtaining sufficient quantities of components for the Products, including fluorescence agent, the performance of Novadaq’s partnering sales organization, the ability of the Company and its partners to successfully market the Products at projected selling prices, and the ability of the Company and its partners to commercially launch Products that are currently in development phase, in a timely manner. In addition, the Company’s success will depend on its ability to supply the key FIREFLY components of da Vinci Surgical Robotic System and the successful commercialization of that Product. There can be no assurance that the Company will be successful in these endeavors. Successful commercialization will also depend on whether any unanticipated adverse effects result from use of the Products, or unfavorable publicity develops in respect of the Products, as well as the emergence of new or existing products as competition for the Products, which are proven to be more clinically or cost-effective.

Dependence on Relationships with Strategic Partners

Execution of the Company’s current strategy is dependent on cooperation with strategic partners for sales and marketing and research and development. The Company can offer no guarantee that existing partnership agreements will be renewed or that its strategic partners will not seek to renegotiate or amend those agreements before or after a product has been commercialized. In addition, there can be no assurance of the commercial success of any joint ventures in which the Company is, or will become, involved.

Any change in the Company’s relationships with its strategic partners, whether as a result of economic or competitive pressures or otherwise, including any decision by its strategic partners to reduce their commitment to the Company’s products and technology in favor of competing products or technologies, to change or seek to change the terms of the Company’s contractual relationships with them or to bring to an end the various alliances, could have a material adverse effect on the Company’s business and financial results.

In addition, disputes regarding the rights and obligations of the parties may arise under the Company’s agreements with its strategic partners. These and other possible disagreements may lead to the renegotiation or modification of such agreements, or could lead to the termination of such agreements or delays in collaborative research, development, supply, commercialization of certain products or could require or result in litigation or arbitration. Moreover, disagreements may arise with the Company’s strategic partners over rights to intellectual property. These kinds of disagreements could result in costly and time-consuming litigation. Any such conflicts with the Company’s strategic partners could reduce its ability to obtain future collaboration agreements and could have a negative impact on the Company’s relationship with existing strategic partners.

Potential Fluctuations in the Company’s Financial Results make Financial Forecasting Difficult

The Company expects its revenues and results of operation to continue to vary significantly from quarter to quarter. Revenues and gross margins may be lower than anticipated due to timing of orders and deliveries, unexpected delays in the Company’s supply chain, general economic and market-related factors, product quality, performance and competitive factors. The current economic environment also makes projecting financial results more difficult. In addition, due to the Company’s early stage of commercialization on some products, it cannot accurately predict its future revenues or results of operations or the timing of its current research and development programs. The Company is also subject to normal operating risks such as credit risks, foreign currency risks and global and regional economic conditions. As a result, quarter to quarter comparisons of the Company’s revenues and results of operation may not be meaningful. It is likely that in one or more future quarters the Company’s results of operation will fall below the expectations of securities analysts and investors. If this happens, the trading price of the Company’s Common Shares might be materially and adversely affected.

Dependence on Suppliers

The Company is dependent on its suppliers to manufacture the Products, including components such as the fluorescence agent used with certain Products, in accordance with the FDA and other regulatory requirements. The Company does not control the manufacturing processes of its suppliers. If current manufacturing processes are modified, or the source or location of its product supply is changed, voluntarily or involuntarily, the FDA and other regulatory bodies will require the Company to demonstrate that the products produced from the modified or new process or facility are equivalent to the products previously cleared or approved. Any such modifications to the manufacturing process or supply may not achieve or maintain compliance with the applicable regulatory requirements. In many cases, approval or clearance by regulatory authorities may be required prior to any changes being made, which may adversely affect the Company’s business.

Concentration of Accounts Receivable

The Company has partnership agreements with three separate parties that account for the majority of its product sales. The majority of the Company’s accounts receivables are concentrated with these parties and their financial ability to pay is considered stable. The collectability of the Company’s accounts receivables from these parties have not been impacted by recent economic downturns however a default by any of these parties would impact the Company’s profitability.

Status of Healthcare Reimbursement

The Company’s ability to successfully commercialize products may depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health coverage insurers and other organizations.

On October 1, 2007, ICD-9-CM code 88.59—Intra-operative Fluorescence Vascular Angiography, which describes the use of SPY Imaging during coronary artery bypass graft surgery, became effective. On October 1, 2010, ICD-9-CM code 17.71—Intra-operative Fluorescence Vascular Angiography in non-coronary applications became effective. The ICD-9-CM codes may not result in incremental reimbursement to customers. In August 2011, new guidelines enabled the use of a coding modifier enabling physicians to bill for each SPY Imaging procedure performed when medically necessary. There is no guarantee that physician billing services will use the coding modifier. In March 2012, CMS assigned SPY Imaging for payment to APC 0397 (Vascular Imaging) under the Outpatient Prospective Payment System, effective April 1, 2012. In October 2012, CMS published the final rule for OPPS 2013. Effective January 1, 2013, CMS increased the National Average Payment for APC 0397 to $330.97 from the previous National Average of $154.87.

Implementation of Business Models

The Company’s current business plan is predicated upon the successful implementation of a placement, rental or capital sales model for the SPY and SPY Elite System, a rental of capital sales model for LUNA and a capital sales model for PINPOINT. The hospitals and clinics that are expected to be the end-users of the SPY System and PINPOINT may resist such models or request alternate cost models that may not maximize returns on the Company’s investment. A failure to implement these models or to achieve the anticipated pricing for procedures could adversely affect the Company’s business and financial condition.

Implementation of Business Models

The Company’s current business plan is predicated upon the successful execution of a placement, rental or capital sales model for the SPY Elite and LUNA Imaging Systems, and a capital sales model for PINPOINT. The hospitals and clinics that are expected to be the end-users of the SPY Elite and LUNA Imaging System and PINPOINT Endoscopic Imaging System may resist such models or request alternative cost models that may not maximize returns on the Company’s investment. A failure to implement these models or to achieve the anticipated pricing for procedures could adversely affect the Company’s business and financial condition.

Regulatory Matters

Products intended for diagnostic and therapeutic use for humans are governed by a wide array of regulatory agencies. For most of these products, applicable regulations require testing and government review and approval prior to marketing the product. This procedure can take a number of years and involves the expenditure of substantial resources. Any failure or delay by the Company to obtain regulatory approvals or clearances could adversely affect the marketing of any products it developed and its ability to generate product revenue. There can be no assurance that any of the Company’s planned products will be approved by any regulatory agency on a timely basis, or at all.

In the event that a regulatory authority revokes any clearances/approvals granted in respect of the Company’s products, the Company’s business and financial condition could be adversely affected. Numerous statutes and regulations govern the manufacture and sale of medical device and pharmaceutical products in Canada, the United States and other countries where the Company markets or intends to market its products. Such laws and regulations govern, among other things, the approval of manufacturing facilities, testing procedures and controlled research, non-clinical and clinical data required prior to and after marketing approval, compliance with cGMP affecting production and storage, the advertising and labeling of products, the reporting of adverse events, and special issues associated with the manufacture and use of laser products. Failure to comply with statutes and regulations could result in warning letters, fines and other civil penalties, unanticipated expenditures, withdrawal of regulatory approval, delays in approving or refusing to approve a product, product recall or seizure, interruption of production, operating restrictions, injunctions or criminal sanctions. The Company and its manufacturers and suppliers are also subject to numerous federal, state, provincial and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. In addition, advertising and promotional materials relating to medical devices are, in certain instances, subject to regulation by the Federal Trade Commission in the United States and equivalent regulators in other jurisdictions. Novadaq and its manufacturers and suppliers may be required to incur significant costs to comply with such laws and regulations in the future, and such laws and regulations may have an adverse effect on the Company’s business. The failure of Novadaq or its manufacturers and suppliers to comply with current or unanticipated changes in existing regulatory requirements could materially harm the Company’s business. Furthermore, there can be no assurance that Novadaq’s manufacturers and suppliers will continue to comply with regulatory requirements, including GMP. In such circumstances, the Company’s business or financial condition may be adversely affected.

The global regulatory environment is ever evolving with changes to regulations, standards and guidelines and the establishment of new Health Authorities and/or mergers of divisions within them. Novadaq’s existing or future regulatory clearances or approvals may be affected as a result of such changes or reorganization.

With the acquisition of the PMA for the Onco-Life system from Xillix and the PMA for the TMR Laser System from PLC, Novadaq is now in a position for a higher level of regulatory scrutiny from the FDA given that the product is a Class III device. In 2011, Novadaq passed an FDA inspection on its Richmond facility. Future successful review by a Health Authority inspector is not guaranteed. A negative inspection can hinder the Company’s ability to carry on business. In such circumstances, the Company’s business or financial condition may be adversely affected.

In addition, the Company must comply with federal and state health care anti-kickback laws and other health care fraud and abuse laws that affect the marketing of devices and pharmaceuticals. Failure to comply with applicable laws and regulations could subject the Company to administrative or judicial enforcement actions including, but not limited to, product seizures, recalls, injunctions, civil penalties, criminal prosecution, refusals to approve new products or withdrawal of existing approvals, as well as increased product liability exposure, any of which could have a material adverse effect on the Company’s business or financial condition.

Patent Protection and Trade Secrets

The Company’s success depends, in part, on its ability to secure and protect its patents, trade secrets, trademarks and other intellectual property [“IP”] rights and to operate without infringing on the proprietary rights of others or having third parties circumvent the rights that it owns or licenses. In particular, Company owned and licensed patents may not be valid, and the Company may not be able to successfully obtain and enforce patents and maintain trade secret protection for its technology. The extent to which it is unable to do so could materially harm its business.

Novadaq has applied for, is actively pursuing, or has been issued patents relating to the technology used in its proprietary imaging platform in jurisdictions including the United States, Europe, Japan, Canada, Brazil and India. Applications may not result in the issuance of any patents, and any patents now held or that may be issued may not provide the Company with adequate protection from competition. Furthermore, it is possible that patents issued or licensed to Novadaq may be challenged successfully by third parties in patent litigation. It is also possible for others to develop products which have the same effect as the Company’s products on an independent basis or to design around products that it has patented. In either event, if Novadaq is unable to secure or to continue to maintain a preferred position, any of the SPY or PINPOINT Imaging Systems could become subject to competition from the sale of generic or equivalent products.

Patents issued or licensed to the Company may be infringed by the products or processes of others. The cost of enforcing patent rights against infringers, if such infringement is required, could be significant, and the time demands could interfere with the Company’s normal operations. There has been substantial litigation and other proceedings regarding patent and other IP rights in the pharmaceutical, biotechnology and medical technology industries. The Company may become a party to patent litigation and other proceedings. The cost to the Company of any patent litigation, even if resolved in its favor, could be substantial. Some of the Company’s competitors may be able to sustain the costs of such litigation more effectively than Novadaq because of their substantially greater financial resources. Litigation may also absorb significant management time.

Unpatented trade secrets, technological innovation and confidential know-how are important to Novadaq’s commercial success. Although the Company seeks to protect its proprietary information through confidentiality agreements and other appropriate means, these measures may not effectively prevent disclosure of the Company’s proprietary information, and, in any event, the Company cannot provide assurances that others will not independently develop or gain access to the same or similar information.

Third-Party Intellectual Property Infringement Claims

Patent applications which may relate or affect the Company’s business may have been filed by other health care, medical device, biopharmaceutical companies and universities. Such patent applications or patents may conflict with the Company’s technologies or patent applications, and such conflict could reduce the scope of patent protection which the Company could otherwise obtain or lead to a refusal of a patent application of the Company. Novadaq could also become involved in interference proceedings in connection with one or more of its patents or patent applications to determine priority of invention.

It is not possible for the Company to be certain that it is the creator of inventions covered by pending patent applications or that it was the first to file patent applications for any such inventions. No assurance can be given that the Company’s patents, once issued, would not be declared by a court to be valid or enforceable, or that a competitor’s technology or product would not be found to infringe the Company’s products. In the event that a court was to find the Company to be infringing upon a valid patent of a third party, the Company might be required to pay license fees and/or damages and might be enjoined from conducting certain activities.

There is no assurance that the Company could enter into licensing arrangements at a reasonable cost, or develop or obtain alternative technology in respect of patents issued to third parties that incidentally cover the Company’s products. Any inability to secure licenses or alternative technology could result in delays in the introduction of some of the Company’s Products or even lead to prohibition of the development, manufacture or sale of certain Products.

Reliance on Key Personnel

The Company is dependent on certain members of its management and staff, and the loss of the services of one or more of these individuals could adversely affect the Company. In addition, Novadaq will need to continue to expand its management and employee base as it continues to support our partners in the commercialization of SPY Elite, LUNA and FIREFLY and the direct U.S. launch of PINPOINT. The Company’s future financial performance, its ability to support commercialization of the SPY Elite, LUNA, FIREFLY and PINPOINT Imaging Systems and to compete effectively will depend, in part, on its ability to manage any future growth effectively. The Company’s ability to manage growth will require it to continue to implement and improve its administrative, accounting and management systems, and to recruit, integrate and train new employees, including additional management, administrative, distribution, sales and marketing and potentially manufacturing personnel. Although the Company has done so in the past and expects to be able to do so in the future, there can be no assurance that the Company will successfully be able to attract and retain skilled and experienced personnel.

Research and Development Risk

A principal component of Novadaq’s business strategy is to expand its product offering to fully exploit its underlying imaging platform. As such, Novadaq’s organic growth and long-term success is partially dependent on its ability to successfully develop and market new products. Accordingly, Novadaq will likely incur significant research and development expenditures. However, there is no certainty that any investment in research and development will yield technically feasible or commercially viable products. Product development is subject to regulatory overview and approval at significant costs. Failure to introduce new products, or failure or delays in obtaining regulatory approval could materially and adversely affect Novadaq’s business and financial condition.

Novadaq’s Business is Predicated on Licensed Technology

Novadaq’s business is predicated on licensed technology and IP. For example, the technology and IP rights that form the basis for the SPY System is licensed from third parties. This subjects Novadaq to certain risks that would not be present had Novadaq developed the technology and IP independently. Specifically, license agreements typically subject Novadaq to milestone obligations and royalty payments. Some of these obligations may be substantial and may obligate the Company to obtain certain regulatory approvals by a specified date or exercise diligence in bringing potential products to market. The failure to meet these obligations typically results in the termination of the license and the loss of rights to the technology. Any such termination could adversely affect the Company’s business and financial condition.

In addition, in many third party licenses, Novadaq has no control over the prosecution of patents and other IP rights underlying such licenses. As a result, Novadaq is dependent on the licensor to diligently pursue and prosecute these IP rights. In such a circumstance, the licensor may not have sufficient incentive to diligently pursue such protection. The failure of the licensor to diligently pursue such protection could adversely affect the Company’s business and financial condition.

Additionally, Novadaq typically only receives the benefit of IP protection under these licenses in those jurisdictions where applications for protection are filed. As a result, the failure of the licensor to file applications for protection in all jurisdictions where the Company intends to conduct business could undercut the ability of the Company to successfully carry on business in these jurisdictions. This could adversely affect the Company’s business and financial condition.

Finally, many third party licenses of technology expire when the patents underlying the technology expire or at some period of time after expiration. As a result, the ability of Novadaq to exploit and fully commercialize the technology over time may be limited. This may adversely affect the Company’s business and financial condition.

Ability to Partner, Out-license, Fund Corporate Assets

The Company has multiple assets that are not in the primary focus of commercialization, such as those assets purchased from Xillix for screening applications in gastrointestinal and lung cancers. The Company’s ability to profit from these technologies is not guaranteed, and if Novadaq is unable to locate an appropriate partner, out-license or fund these assets, the Company’s business and financial condition may be adversely affected.

Clinical Trials May be Unsuccessful and New Regulatory Approvals May Not be Obtained

The Company continues to explore the use of the Products in new applications and clinical trials and to develop new products. There is no assurance that the Company will receive additional regulatory approvals for the products in new applications or for any new products, which would limit the Company’s future sales and marketing opportunities in other markets.

Potential Product Liability

Medical products involve an inherent risk of product liability claims and associated adverse publicity. Novadaq currently maintains liability insurance coverage in the aggregate amount of $10 million. While the Company believes such insurance coverage to be adequate, there is no guarantee that future claims based on product liability will not exceed such amounts. In addition, should it prove impossible to obtain this type of insurance at reasonable rates or to otherwise protect the Company against potential liability proceedings, Novadaq could be required to cease the commercialization of products that it has developed or even be prevented from beginning the commercialization of new products. The Company’s obligation to pay indemnities or to withdraw a product following claims could adversely affect the Company’s business and financial condition.

Market Competition and Technological Advancements

Industrial technology in medical diagnostics and therapeutics is evolving rapidly and competition is intense. In addition to products currently in the market, additional products may be introduced to compete with those of the Company. Some of these products may use entirely different approaches or means to obtain diagnostic information or achieve therapeutic results and could be found to be more clinically effective or less expensive than those products being developed and/or commercialized by Novadaq. Moreover, many competitors, both current and potential, may have considerably greater resources at their disposal than Novadaq in terms of technology, manufacturing, product development, marketing, distribution, sales, capital and human resources. Many competitors may also have more experience in conducting clinical trials and in obtaining domestic and foreign regulatory approvals. Therefore, there can be no assurance that the Company can successfully compete with present or potential competitors or that such intense competition will not have a materially adverse effect on Novadaq’s business and financial condition.

Additionally, since the Company’s products are designed to diagnose and treat specific medical conditions, it is possible that medical or scientific advances with respect to the treatment of these conditions could render the Company’s products obsolete.

Foreign Exchange Fluctuations

The Company generates its sales and reports its operations in U.S. dollars, but a portion of the Company’s expenses are denominated in Canadian dollars. As such, the Company is exposed to fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar as a result of the translation into U.S. dollars of its expenses denominated in Canadian dollars.

A significant part of the Company’s manufacturing and home office operations are located in Canada which result in purchases of approximately CDN$15,280,000 annually. As the exchange rate between Canada and the United States becomes volatile, a strengthening in the Canadian currency can expose the Company to an exchange loss while a strengthening in the U.S. currency can result in an exchange gain. For the twelve month reporting period ending December 31, 2012 the exchange rate commenced at $0.99 favoring U.S. currency and $1.01 closed favoring Canadian. Throughout the year the exchange rates varied from $0.96 in favor of the U.S. currency to $1.03 favoring the Canadian currency. The Company monitors the exchange rates and manages its cash holdings to address the Company’s Canadian currency spending requirements which are mainly period related.

The Financial Reporting Obligations of Being a Public Company in the United States are Expensive and Time Consuming, and Place Significant Additional Demands on Management

In connection with the listing of our Common Shares on the NASDAQ, we became subject to public company reporting obligations in the United States. The additional obligations of being a public company in the United States require significant additional expenditures and place additional demands on management. In accordance with the United States Jumpstart Our Business Startup Act (“JOBS Act”) enacted on April 5, 2012, the Company qualifies as an “emerging growth company” (“EGC”), which entitles the Company to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. Specifically, the JOBS Act defers the requirement to have the Company’s independent auditor assess the Company’s internal controls over financial reporting (“ICFR”) under Section 404(b) of the Sarbanes-Oxley Act. The JOBS Act does not defer compliance with, and Novadaq currently complies with, the requirement of Section 404(a) of the Sarbanes Oxley Act that management assess its ICFR. The Company will remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which its annual gross revenues exceed $1.0 billion, (b) the date that it become a “large accelerated filer” as defined in Rule 12b-2 under the United States Securities Exchange Act of 1934, as amended, which would occur if the market value of the Company’s Common Shares that are held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter, (c) the date on which the Company has issued more than $1.0 billion in nonconvertible debt during the preceding three-year period or (d) the last day of the Company’s fiscal year containing the fifth anniversary of the date on which its shares become publicly traded in the United States (currently December 31, 2017).

As a Foreign Private Issuer, the Company is Subject to Different U.S. Securities Laws and Rules than a Domestic U.S. Issuer, which may limit the Information Publicly Available to the Company’s U.S. Shareholders

The Company is a foreign private issuer under applicable U.S. federal securities laws, and therefore, it is not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company will be required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell Common Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

The Company may lose its Foreign Private Issuer Status in the Future, which Could Result in Significant Additional Costs and Expenses to the Company.

In order to maintain its current status as a foreign private issuer, a majority of the Company’s Common Shares must be either directly or indirectly owned by non-residents of the United States unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of the Company’s Common Shares are held in the United States and it fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs it incurs as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system (“MJDS”). If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

Risks Related to the Securities

Volatility of Share Price

Market prices for shares of companies such as Novadaq are often volatile. Factors such as regulatory developments regarding Novadaq’s products or processes, developments regarding potential or future third-party collaborators, announcements of technological innovations, new commercial products, patents, the development of proprietary rights by it or by others or any litigation relating to these rights, regulatory actions, general conditions in the medical device, diagnostic, biotechnology or pharmaceutical industries, failure to meet analysts’ expectations, publications, financial results, economic conditions in the United States, Canada or abroad, terrorism and other factors could have a significant effect on the share price of the Common Shares. In recent years, the stock of other companies in the medical device, diagnostic, biotechnology and pharmaceutical industries have experienced extreme price fluctuations that have been both related and unrelated to the operating performance of the affected companies. There can be no assurance that the market price of the Common Shares will not experience significant fluctuations in the future.

Market for Common Shares and Debentures

There can be no assurance that an active market for Novadaq’s Common Shares or Debentures (as defined below) will be sustained. Holders of these securities may be unable to sell their investments on satisfactory terms. As a result of any risk factor discussed herein, the market price of the securities of the Company at any given point in time may not accurately reflect the long-term value of the Company. Furthermore, responding to these risk factors could result in substantial costs and divert management’s attention and resources. Substantial and potentially permanent declines in the value of the Company’s securities may result.

Other factors unrelated to the performance of the Company that may have an effect on the price and liquidity of the Company’s securities include: extent of analytical coverage; lessening in trading volume and general market interest in the Company’s securities; the size of the Company’s public float; and any event resulting in a delisting of securities.

Potential Future Corporate Developments

Management of Novadaq, in the ordinary course of Novadaq’s business, regularly explores potential strategic opportunities and transactions. These opportunities and transactions may include strategic joint venture relationships, significant debt or equity investments in Novadaq by third parties, the acquisition or disposition of material assets, the licensing, acquisition or disposition of material intellectual property, the development of new product lines or new applications for its existing devices, significant distribution arrangements, the sale of all of the shares of Novadaq and other similar opportunities and transactions. The public announcement of any of these or similar strategic opportunities or transactions might have a significant effect on the price of Novadaq’s Common Shares. Novadaq’s policy is to not publicly disclose the pursuit of a potential strategic opportunity or transaction unless it is required to do so by applicable law, including applicable securities laws relating to continuous disclosure obligations. There can be no assurance that investors who buy or sell securities of Novadaq are doing so at a time when Novadaq is not pursuing a particular strategic opportunity or transaction that, when announced, would have a significant effect on the price of Novadaq’s Common Shares.

In addition, any such future corporate development may be accompanied by certain risks, including exposure to unknown liabilities of the strategic opportunities and transactions, higher than anticipated transaction costs and expenses, the difficulty and expense of integrating operations and personnel of any acquired companies, disruption of the Company’s ongoing business, diversion of management’s time and attention and possible dilution to shareholders. The Company may not be able to successfully overcome these risks and other problems associated with any future acquisitions and this may adversely affect the Company’s business and financial condition.

ITEM 4. DIVIDENDS

The Company has not to date paid any dividends on its Common Shares. The Company’s current intention is to retain earnings to fund the development and growth of the Company, and therefore the Company does not anticipate declaring or paying any cash dividends in the near to medium term. The Company’s Board of Directors will determine if and when dividends should be paid in the future based on all relevant circumstances, including the desirability of financing further growth of the Company and the Company’s financial position at the relevant time.

ITEM 5. DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company is comprised of an unlimited number of Common Shares and an unlimited number of preferred shares. As at December 31, 2012, there were a total of 40,226,243Common Shares and no preferred shares outstanding. As at December 31, 2012, a total of 3,066,295 stock options were outstanding under the Company’s employee stock option plan and the principal value of $5,218,015 convertible loan Debentures were outstanding under the private placement and subsequent issuance of payment in kind Debentures. The Company has issued 609,838 warrants in connection with the private placement of U.S.$6,610,157, net of cash transaction costs of $511,180, in exchange for 3,049,205 units at a price of CDN$2.43 per unit, completed in February, 2010. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN$3.00. The Company also issued 128,066 broker warrants as a part of the compensation payable to a placement agent. The broker warrants have a term of 3 years and are exercisable at a price of CDN$2.82. On March 24, 2011, the Company closed a private placement of $14,280,240, net of transaction costs of $998,207, in exchange for 4,731,864 units at a price of CDN $3.17 per unit. Each unit consists of one common share and 0.45 of a warrant, representing 2,129,339 warrants. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.18. As at December 31, 2012, there are 19,210 broker warrants outstanding, 542,431 warrants outstanding from the February 2010 issuance and 1,621,846 warrants outstanding from the March 2011 issuance.

Under International Financial Reporting Standards, since the conversion of such shareholder warrants issued in February, 2010 and March, 2011 are in a currency different than the Company’s functional currency, they are classified on the consolidated statement of financial position as a financial liability based on their fair values and are re-measured at each reporting period. Any changes in fair values are recognized through the consolidated statements of loss and comprehensive loss.

Common Shares

The holders of the Common Shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Company and to one vote in respect of each Common Share held at all such meetings. The holders of the Common Shares will be entitled, at the discretion of the Board of Directors, to receive out of any or all profits or surplus of the Company properly available for the payment of dividends, any dividend declared by the Board of Directors and payable by the Company on the Common Shares. The holders of the Common Shares will participate ratably in any distribution of the assets of the Company upon the liquidation, dissolution or winding-up of the Company or other distribution of its assets among its shareholders for the purpose of winding-up its affairs.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares, which may be issued from time to time in one or more series. The Board of Directors is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of preferred shares.

Convertible Debentures

On February 18, 2009, the Company completed a private placement in the amount of $5,150,000 of senior, unsecured, convertible debentures maturing on February 18, 2014 (the “Debentures”). Fairfax Financial Holdings Limited and certain of its subsidiaries subscribed for $5,000,000 and certain members of management of the Company subscribed for $150,000. The Debentures are convertible, at the option of the holder, at any time prior to maturity, into Common Shares of the Company at a conversion price of CDN $2.33 (U.S. $1.87) per common share, subject to anti-dilution adjustments.

The Debentures bear an interest rate of 5% per annum on the full amount, payable in arrears, in equal, semi-annual installments, in cash, or at the option of the Company, in additional debentures. The effective interest rate is 9.9%. On maturity of the Debentures, the Company has the option of repaying the principal in cash or in Common Shares at a conversion rate equal to 95% of the weighted average trading price of the Common Shares on the TSX for the 20 trading days preceding the maturity date. In the event a Fundamental Change occurs (defined as the occurrence of a “Change of Control” or a “Termination of Trading”) following the original issuance of the Debentures, it may result in the Company repurchasing the Debentures at 110% of the Debenture amount, plus accrued and unpaid interest, subject to repurchasing terms in the Debenture Agreement.

On December 31, 2009, the Company and debenture holders executed the First Amending Agreement to the original Debenture Agreement permitting flexible interest rate revisions. The Company exercised its right to issue payment in kind (“PIK”) debentures for $153,478 in lieu of six months’ cash interest payment due on December 31, 2009. The PIK debentures are convertible into Common Shares of the Company with a conversion price of CDN $2.62 (U.S. $2.23). All other terms are subject to the terms of the original Debenture Agreement. The effective interest rate is 6.6%.

The Debentures are required to be classified in their liability and equity components as determined by their fair values. The Company determined the liability component by discounting the Debentures of February 18, 2009 using a rate of 16.5% based on an assessment of similar companies in the marketplace. Similarly, the PIK debentures of December 31, 2009 were discounted utilizing a rate of 13.1%.

In September 2011, two management members exercised their right to convert debt in the aggregate principal amount of $85,463 in exchange for 45,488 Common Shares of the Company in accordance with the terms of the Debentures. As at December 31, 2012, the aggregate principal value of the Debentures was $5,218,015.

ITEM 6. MARKET FOR SECURITIES

6.1 Trading Price and Volume

The Company’s Common Shares are listed and posted for trading on the TSX the symbol “NDQ”. The price ranges and trading volume of Company’s Common Shares in 2012 on the TSX was as follows (share price is stated in Canadian dollars per share):

Month	Open	High	Low	Close	Volume (Total)
January, 2012	4.97	5.05	4.85	4.90	178,400
February, 2012	4.90	5.91	4.80	5.58	262,700
March, 2012	5.64	7.25	5.53	6.65	182,600
April, 2012	6.47	7.28	5.91	6.70	94,800
May, 2012	6.62	6.83	6.00	6.18	62,300
June, 2012	6.00	6.85	5.61	6.85	64,800
July, 2012	7.12	8.44	6.22	8.00	647,900
August, 2012	8.00	8.24	7.45	7.79	42,600
September, 2012	7.60	10.34	7.59	10.20	176,700
October, 2012	10.00	11.89	9.93	11.44	109,800
November, 2012	11.50	11.84	8.61	8.87	109,200
December, 2012	8.83	9.37	8.23	8.79	78,800

On March 1, 2012, the Company announced that its Common Shares were approved for listing on the NASDAQ Global Market (“NASDAQ”) under the ticker symbol “NVDQ” (share price is stated in U.S. dollars per share).

Month	Open	High	Low	Close	Volume (Total)
January, 2012	—	—	—	—	—
February, 2012	—	—	—	—	—
March, 2012	6.11	7.75	6.11	6.55	740,800
April, 2012	6.60	7.44	5.75	6.73	2,354,000
May, 2012	6.46	6.95	5.96	6.00	914,400
June, 2012	6.00	6.85	5.27	6.80	1,172,700
July, 2012	6.91	8.37	6.75	7.95	2,301,400
August, 2012	8.03	8.30	7.48	7.95	1,900,500
September, 2012	7.88	10.53	7.71	10.34	2,379,300
October, 2012	10.43	12.20	10.25	11.50	3,761,800
November, 2012	11.76	11.92	8.76	8.84	5,141,400
December, 2012	8.95	9.49	8.29	8.88	2,566,100

6.2 Prior Sales

The price and volume of securities not traded or quoted on a marketplace issued for the most recently completed fiscal year is discussed above under “Description of Capital Structure”.

ITEM 7. DIRECTORS AND OFFICERS

7.1 Directors and Senior Management

The names, municipalities of residence, principal occupations and positions with the Company of the directors and executive officers of the Company are set forth below. Directors of the Company serve as such until the next annual meeting of Shareholders, or until their successors are elected or appointed.

To the knowledge of the Company, as of the date of this Annual Information Form and based on information provided by the directors and executive officers, the directors and senior management of the Company collectively beneficially own or exercise control or direction over, directly or indirectly, 5,261,731 Shares of the Company, which represents approximately 13.1% of the issued and outstanding Common Shares as of December 31, 2012.

Name and Municipality of Residence	Position with the Company	Principal Occupation	Director Since
DR. ARUN MENAWAT Oakville, Ontario	Director, President and Chief Executive Officer	President and Chief Executive Officer	July 2003

RICK MANGAT(1) Markham, Ontario	Founder	Sales and marketing support	—

STEPHEN PURCELL Oakville, Ontario	Chief Financial Officer	Chief Financial Officer	—

ROGER DECK Toronto, Ontario	Vice President of Operations	Vice President of Operations	—

MARY KAY BAGGS Fairhope, Alabama	Sr. Vice President, Marketing	Sr. Vice President, Marketing	—

AARON DAVIDSON(3) (4) (5) Caledon, Ontario	Director	Managing Director, H.I.G. Capital Management	July 2004

ANTHONY GRIFFITHS(4) Toronto, Ontario	Chairman, Director	Corporate Director	June 2002

HAROLD O. KOCH, JR. (2) Mandeville, Louisiana	Director	Executive Vice President and Chief Scientific Officer, Pamlab, Inc.	September 2003

DR. JOEL I. SHALOWITZ(2) Glencoe, Illinois	Director	Professor, Kellogg School of Management	August 2010

DR. JOSEPH SOBOTA(3) Kalamazoo, Michigan	Director	Managing Director, Apjohn Group LLC	September 2003

DR. JULIA LEVY(3) Vancouver, British Columbia	Director	Corporate Director	July 2008

WILLIAM A. MACKINNON(2) Toronto, Ontario	Director	Corporate Director	May 2009

G. STEVEN BURRILL(4) San Francisco, California	Director	President, Burrill & Company	May 2011

Notes:

(1)	Effective January 1, 2013, Dr. Mangat’s title has changed from Senior Vice President and General Manager to Founder and no longer a Novadaq Executive Officer.
(2)	Denotes member of the Audit Committee.

(3)	Denotes members of the Compensation Committee.
(4)	Denotes members of the Governance Committee.
(5)	Mr. Davidson is the board nominee of HIG Horizons Corp., an investment vehicle of H.I.G. Ventures, which divested itself of all Novadaq Common Shares as at March 15, 2013 [3,855,062 common shares as at December 2011]. Mr. Davidson does not directly or indirectly control or exercise any direction over these shares.

The following is a brief description of the backgrounds of the current directors and officers of the Company:

Arun Menawat. Dr Menawat has been the President and Chief Executive Officer of Novadaq since April 2003. From 1999 to 2003, Dr Menawat held increasing executive responsibilities including President and Chief Operating Officer of Cedara Software Corporation, a publicly traded medical imaging software company. Prior to joining Cedara, Dr Menawat was Vice President, Operations at Tenneco Inc., a diversified business conglomerate, now separated into multiple companies. He also served as business manager and research & development manager at Hercules Incorporated, a specialty chemicals company. Dr Menawat holds a B.S. in biology from the University of District of Columbia and an M.S. and Ph.D. in Chemical (Bio) Engineering from the University of Maryland. Dr Menawat completed a fellowship in biomedical engineering at the National Institutes of Health. He also holds an Executive MBA from the J.L. Kellogg School of Management, Northwestern University.

Rick Mangat. Dr. Mangat co-founded Novadaq in April of 2000 and is a co-inventor of the SPY System. The research element of his PhD thesis (Pharmacology and Therapeutics), performed at the National Research Council of Canada (Institute for Biodiagnostics), formed the foundation for SPY Imaging and related IP. Dr. Mangat has led the research, development and commercialization teams at Novadaq from bench-top through clinical use of the SPY System and is now responsible for the general management of Novadaq’s commercial business unit including Sales and Marketing. Dr. Mangat received his Bachelor of Science from the University of Toronto and a PhD from the University of Manitoba.

Stephen Purcell. Mr. Purcell has been Chief Financial Officer since January 12, 2009 after joining Novadaq as Director of Finance in March, 2008. Previous to joining the Company, Mr. Purcell served approximately 5 years as Corporate Controller of Sealy Canada Ltd. In addition, Mr Purcell has held a number of senior financial management roles, including Chief Financial Officer of Canron Corp. Mr. Purcell has a business degree from Saint Francis Xavier University.

Roger Deck. Mr. Deck has over 20 years of operational and financial experience. Previous to being Vice President of Operations, he was the Chief Financial Officer of Novadaq from 2004 to June 2008. Mr. Deck served as Vice President, Financial Advisory Services at PricewaterhouseCoopers LLP from 2001 to 2003. From 2000 to 2001, Mr. Deck worked with J.R./Janus Merchant Brokers Ltd., an independent mid-market M&A advisory firm. Prior to that role, Mr. Deck served as Vice President, Merchant Banking at Brascan Corporation, starting in this position in 1996. Mr. Deck is a chartered accountant and holds a Bachelor’s degree in Economics from the University of Western Ontario.

Mary Kay Baggs. Ms. Baggs has over 25 years of clinical, sales and marketing experience in the cardiovascular medical device market in start-up, mid-size and large companies, beginning her career at Boston Scientific Corporation. Ms. Baggs first joined Novadaq as Vice President, Marketing in October of 2004. In December 2010, Ms. Baggs assumed the additional role of Sr. Vice President, Business Development, Surgical Systems, then in February of 2012, she became Sr. Vice President, Marketing. From 2002 to 2004, Ms. Baggs served as Vice President of Marketing for Chase Medical, Richardson, Texas. Previously held positions included Director of Marketing at Biocompatibles PLC and Director of Marketing at Cardiothoracic Systems and Guidant Corporation. Ms. Baggs holds a diploma from the New England Deaconess Hospital School of Nursing and Northeastern University, and a Bachelor of Science from Louisiana State University.

Aaron Davidson. Mr. Davidson is a Managing Director of H.I.G. BioVentures and focuses on investment opportunities in the life sciences sector. Prior to joining H.I.G. in 2004, he was a Vice President with Ventures West with a focus on venture investing in life science companies. Mr. Davidson began his career with Eli Lilly Company, one of the largest global pharmaceutical companies. He spent a decade with Lilly in various management roles in the United States and Canada including business development, strategic planning, market research, and financial planning. Mr. Davidson currently serves on the boards of Alder Biopharmaceuticals, HyperBranch Medical Technology, Intact Vascular Inc., NeurAxon Inc., Novadaq and Tranzyme Pharmaceuticals. He served on the board of Salmedix Inc. prior to Cephalon’s acquisition of Salmedix in June 2005 and the board of Oncogenex Pharmaceuticals prior to their public listing. Aaron earned his MBA from Harvard Business School and a Bachelor of Commerce degree from McGill University.

Anthony Griffiths. Mr. Griffiths is Chairman of the Board of Directors of the Company and is currently an independent business consultant and corporate director. Mr. Griffiths became the Chairman of Mitel Corporation, a telecommunications company, in 1987 and also assumed the positions of President and Chief Executive Officer in addition to that of Chairman from 1991 to 1993. Mr. Griffiths is also the Chairman of Russel Metals Inc., and a director of Vitran Corporation, Fairfax Financial Holdings Limited, Jaguar Mining Inc. and The Brick Ltd.

Harold O. Koch, Jr. For the past 38 years Mr. Koch has held senior management positions in research and development, regulatory, and business development in the pharmaceutical and Class III medical device fields. Mr. Koch was the Vice President of Business Development & Scientific Affairs and later Senior Vice President at Pamlab L.L.C., a developer, licensor and marketer of pharmaceutical products since July 2002, and effective January 1, 2012, became the Executive Vice President and Chief Scientific Officer of Pamlab. Prior to joining Pamlab, Mr. Koch held senior management positions with Rorer Group, Cooper Companies, Akorn, Inc., Santen, Inc. and has consulted for various ophthalmic biotechnology companies. Mr. Koch holds 3 US patents in ophthalmology, one of which is the leading viscoelastic product in the US (Viscoat), with annual sales in excess of US$100 million. Mr. Koch holds a Bachelor of Science degree in medical microbiology from Texas A&M University and is an active member of the Licensing Executives Society.

Joel I. Shalowitz. Dr. Shalowitz is Clinical Professor and Director of Health Industry Management at Northwestern University’s Kellogg School of Management and Professor of Preventive Medicine at the Feinberg School of Medicine. He is also Visiting Professor of Health Industry Management at the Schulich School of Business at York University in Toronto. He also co-founded and is managing partner of a 20 member primary care group in the suburban Chicago area, where he practiced internal medicine for 21 years. His honours include Fellowship in the American College of Physicians, Fulbright Scholarship at the Schulich Business School, York University in Toronto (2004), Fulbright Senior Specialist and Visiting Professorship at Keio University Medical School in Tokyo (2007), and Fulbright Senior Specialist at the Scuola Superiore Sant’Ana in Pisa (2011). His recent co-authored books are: Strategic Marketing For Health Care Organizations: Building A Customer-Driven Health System (Jossey-Bass, 2008) and Medical Innovation and Government Intervention (Taloustieto Oy, 2009). Dr. Shalowitz received his Sc.B. and M.D. degrees (Sigma Xi) from Brown University and his MBA (Beta Gamma Sigma) degree from Northwestern University. He also completed post-graduate internal medicine training at Northwestern.

Joseph Sobota. Dr. Sobota has over 15 years of experience with life science start-up companies as a founder, board member, senior management executive and consultant. Since 2001, he has been Managing Director of the Apjohn Group, LLC, a business development and accelerator group focused on life science opportunities. Dr. Sobota was also a General Partner and Founder of Apjohn Ventures capital organization. Other past positions include Chief Executive Officer of Rubicon Genomics, a leader in nucleic acid amplification, President and Chief Operating Officer of Biopure and Executive Vice President and Chief Operating Officer of Chugai-Upjohn. Dr. Sobota holds an M.D. from Georgetown University and completed his post-graduate residency training at Tulane University and the National Institutes of Health. He is board certified in anatomic and clinical pathology and has held faculty appointments as visiting Professor of Pathology at Dartmouth Medical School and as Adjunct Professor of Medicine at Northwestern University School of Medicine.

Julia Levy. Dr. Levy has served in several key senior posts at QLT, including Chief Scientific Officer and Vice President, as well as President and CEO from 1995 to February 2002. Dr. Levy has also been a director of QLT since 1983. In December 2006, Dr. Levy retired from the Board of Directors and became a Director Emerita. Under her leadership, QLT recorded the strongest period of growth in company history and earned a reputation for achieving milestones, including FDA approval for Visudyne® therapy to treat age-related blindness in April, 2000. Following her doctorate degree in immunology from the University of London, Dr. Levy was awarded an Industrial Professorship in the Department of Microbiology from the University of British Columbia and is the recipient of several honorary degrees. A fellow of the Royal Society of Canada and former President of the Canadian Federation of Biological Sciences, Dr. Levy has earned numerous awards and honours including an appointment as an Officer of the Order of Canada in 2001, the Female Entrepreneur of the Year for International Business in 1998, Pacific Canada Entrepreneur of the Year in 2000 and the Future of Vision Award from the Foundation Fighting Blindness in 2001.

William A. Mackinnon. Mr. Mackinnon was Chief Executive Officer of KPMG Canada from April, 1999 until his retirement in December, 2008. Mr Mackinnon joined KPMG Canada in 1971, became a partner in 1977, the Toronto Managing Partner in 1988 and the Greater Toronto Managing Partner in 1992. He obtained the FCA designation from the Institute of Chartered Accountants of Ontario in 1994 and, during the period between 1999 and 2002, became a member of the Board of Directors of each of KPMG Canada, KMPG International and KMPG Americas. He is an active volunteer and currently serves as Chair of the Board of Directors and Executive Committee member of the Toronto East General Hospital and as a member of the board of The Toronto Community Foundation and Roy Thomson Hall. Mr. Mackinnon is also a director of Telus Corp., of Pioneer Petroleum, of Osisko Mining Corporation and of the Public Service Pension Investment Board. Mr. Mackinnon holds a Bachelor of Commerce from the University of Manitoba.

G. Steven Burrill. Mr. Burrill is the Chief Executive Officer of Burrill & Company, a diversified global financial services firm focused on the life sciences industry. Prior to founding the firm in1994, Mr. Burrill spent 28 years with Ernst & Young, directing and coordinating the firm’s services to clients in the biotechnology/life sciences/high technology/manufacturing industries worldwide. In addition to Novadaq, he currently serves on the Boards of Directors of AliveCor, Catalyst Biosciences, Depomed (NASDAQ: DEPO), NewBridge, Targacept (NASDAQ: TRGT) and XDx. Previously he served as Chairman of the Boards of BioImagene, Abunda Nutrition and Pharmasset. Mr. Burrill is a founder and currently serves as Chairman of the Board of the National Science and Technology Medals Foundation (NSTMF). Additionally, he serves as Chairman of the San Francisco Mayor’s Biotech Advisory Committee (MAYBAC). Mr. Burrill chaired the National Research Council study on linkages in biotechnology between Japan and the United States, and was also involved with the US-Japan Science and Technology Agreement Study of Technology Transfer Mechanisms between the United States and Japan. Other not-for-profit activities include serving on the Boards of Directors of the Life Science Foundation (Chairman), the World Council for Ethical Standards (Chairman), the Vilas County (Wisconsin) Economic Development Corporation (VCEDC) (Chairman), the National Health Museum (Vice Chairman), the Bay Area Science Infrastructure Consortium, BayBio (Emeritus), The Buck Institute for Research on Aging, California Healthcare Institute (Emeritus), The Exploratorium (Emeritus), Gladstone Foundation, Global Virus Network

(GVN), The Kellogg Center for Biotechnology, the MIT Center for Biomedical Innovation, BIO Ventures for Global Health (BVGH), the Harvard Medical School Genetics Advisory Council and the NIH Scientific Management Review Board. He serves on the editorial boards of Scientific American, the Journal of Commercial Biotechnology and Life Science Leader, and also serves on the advisory boards of the Center for Policy on Emerging Technologies (C-PET) and BioAg Gateway, City of Madison. He is an advisor to the University of Illinois Institute for Genomic Biology, the University of Wisconsin-College of Agriculture and Life Sciences, the University of Minnesota College of Biological Sciences, University of California, Davis and Duke University, and is an adjunct professor at the University of California, San Francisco. He also serves on the Advisory Boards for the Department of Biology at San Francisco State University and the Biotechnology Master’s Program in the Department of Biology at the University of San Francisco. He serves on the BioNJ Diagnostics and Personalized Medicine Committee.

7.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Mr. Griffiths was a director of Brazilian Resources Inc. until June, 2004. The company was subject to a cease trade order issued by the BCSC due to the late filing of financial statements on June 10, 2003, which was revoked on July 8, 2003. The company was also subject to a cease trade order issued by the Ontario Securities Commission on June 12, 2003. All required documents were filed by the company and the cease trade order was revoked by the BCSC on July 8, 2003 and by the OSC on July 29, 2003.

Mr. Griffiths was a director of AbitibiBowater Inc. until June 2010. The company and certain of its U.S. and Canadian subsidiaries filed for protection in Canada under the CCAA and in the United States under Chapter 11 of the United States Bankruptcy Code in April 2009. On December 9, 2010 the company emerged from creditor protection under the CCAA in Canada and Chapter 11 in the United States.

Mr. Griffiths was formerly a director of PreMD Inc. until February 2010, and, in connection with the voluntary delisting of the company’s shares from the TSX, cease trade orders were issued in April 2009 requiring all trading in and all acquisitions of securities of the company to cease permanently due to the company’s failure to file continuous disclosure materials requires by Ontario securities law. The cease trade orders are still in effect.

Mr. Griffiths was also a director of Slater Steel Inc. until August 2004, which operated under the protection of the CCAA in an orderly wind-down in June 2003. In addition, the company and the Canadian court ordered monitor filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code with respect to the company’s United States and Canadian subsidiaries.

Other than as noted above, no director or executive officer of the Company is, or within the past ten years has (i) been a director, chief executive officer or chief financial officer of a company that was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (ii) been a director of a company that, while the nominee was acting in that capacity, made a proposal under legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, trustee or receiver manager appointed to hold its assets; or (iii) was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in that capacity.

7.3 Conflicts of Interest

Certain directors and officers of the Company are also directors, officers and shareholders of other companies that are similarly engaged in the research and development of medical products. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any property or opportunity. If a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict will disclose his interest and abstain from voting on such matter.

In the opinion of the Company, there are no existing or potential conflicts of interests among the Company, its directors, officers or other insiders of the Company at this time.

ITEM 8. LEGAL PROCEEDINGS

Management of the Company is not aware of any litigation outstanding, threatened or pending as of the date hereof by or against the Company which would be material to the Company’s financial condition or results of operations.

ITEM 9. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Common Shares of the Company or known associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction within the last three years or in any proposed transaction, that has materially affected or will materially affect the Company.

ITEM 10. TRANSFER AGENT AND REGISTRARS

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Toronto, Ontario. Computershare Trust Company, N.A. is the co-transfer agent for the Common Shares at its offices in Golden, Colorado.

ITEM 11. MATERIAL CONTRACTS

The only material contracts entered into by the Company within the past year, or entered into before the most recently completely financial year but still in effect, other than in the ordinary course of business, are the following contracts:

(a)	License agreement with National Research Council of Canada referred to under “Intellectual Property”;

(b)	License, Development and Supply agreements with Intuitive Surgical Inc. referred to under “General Development of the Business”;

(c)	Marketing and Sales Distribution Alliance agreements with LifeCell Corporation referred to under the “Corporate Alliances” and “Narrative Description of the Business”; and

(d)	Distribution agreement with Maquet Cardiovascular LLC referred to under “General Development of the Business”.

ITEM 12. INTERESTS OF AUDITORS

The Company’s external and independent auditors are Ernst & Young LLP, Chartered Accountants, Licensed Public Accountants (“E&Y”). E&Y has audited the consolidated financial statements of the Company for the fiscal year ended December 31, 2012.

ITEM 13. ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. You may read and download some of the documents the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, will be contained in the Company’s Management Information Circular.

Additional financial information is provided in the consolidated financial statements and management’s discussion and analysis for the financial year ending December 31, 2012.

APPENDIX “A”

AUDIT COMMITTEE INFORMATION

1. Audit Committee Charter

See Schedule I attached hereto.

2. Composition of the Audit Committee

The Audit Committee of the Company is currently comprised of Mr. William Mackinnon, Mr. Harold Koch Jr. and Dr. Joel I. Shalowitz. Each member of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 – Audit Committees.

3. Relevant Education and Experience

Mr. Mackinnon was Chief Executive Officer of KPMG Canada from April, 1999 until his retirement in December, 2008. Mr. Mackinnon joined KPMG Canada in 1971, became a partner in 1977, the Toronto Managing Partner in 1988 and the Greater Toronto Managing Partner in 1992. He obtained the FCA designation from the Institute of Chartered Accountants of Ontario in 1994 and, during the period between 1999 and 2002, became a member of the Board of Directors of each of KPMG Canada, KMPG International and KMPG Americas. He is an active volunteer and currently serves as Chair of the Board of Directors and Executive Committee member of the Toronto East General Hospital and a member of the board of The Toronto Community Foundation and Roy Thomson Hall. Mr. Mackinnon is also a director of Telus Corp., of Pioneer Petroleum, of Osisko Mining Corporation and of the Public Service Pension Investment Board. Mr. Mackinnon holds a Bachelor of Commerce from the University of Manitoba.

For the past 38 years Mr. Koch has held senior management positions in research and development, regulatory, and business development in the pharmaceutical and Class III medical device fields. Mr. Koch was the Vice President of Business Development & Scientific Affairs and later Senior Vice President at Pamlab L.L.C., a developer, licensor and marketer of pharmaceutical products since July 2002, and effective January 1, 2012, became the Executive Vice President and Chief Scientific Officer of Pamlab. Prior to joining Pamlab, Mr. Koch held senior management positions with Rorer Group, Cooper Companies, Akorn, Inc., Santen, Inc. and has consulted for various ophthalmic biotechnology companies. Mr. Koch holds 3 US patents in ophthalmology, one of which is the leading viscoelastic product in the US (Viscoat), with annual sales in excess of US$100 million. Mr. Koch holds a Bachelor of Science degree in medical microbiology from Texas A&M University and is an active member of the Licensing Executives Society.

Dr. Shalowitz is Professor and Director of Health Industry Management at Northwestern University’s Kellogg School of Management and Professor of Preventive Medicine at the Feinberg School of Medicine. He is also Visiting Professor of Health Industry Management at the Schulich School of Business at York University in Toronto. He also co-founded and is managing partner of a 20 member primary care group in the suburban Chicago area, where he practiced internal medicine for 21 years. His honours include Fellowship in the American College of Physicians, Fulbright Scholarship at the Schulich Business School, York University in Toronto (2004) and Fulbright Senior Specialist and Visiting Professorship at Keio University Medical School in Tokyo (2007). His recent co-authored books are: Strategic Marketing For Health Care Organizations: Building A Customer-Driven Health System (Jossey-Bass, 2008) and Medical Innovation and Government Intervention (Taloustieto Oy, 2009). Dr. Shalowitz received his Sc.B. and M.D. degrees from Brown University and his MBA degree from Northwestern University. He also completed post-graduate internal medicine training at Northwestern.

4. Reliance on Certain Exemptions – Not applicable.

5. Reliance on the Exemption in Subsection 3.2(2) or Section 3.6 – Not applicable.

6. Reliance on Section 3.8 – Not applicable.

7. Audit Committee Oversight – Not applicable.

8. Pre-approval Policies and Procedures

The Audit Committee has delegated to Mr. Mackinnon the authority to approve non-audit services up to a maximum amount of CDN$25,000, unless Mr. Mackinnon is of the view that the provision by Ernst & Young LLP of such non-audit services could potentially impair the independence of Ernst & Young LLP as the Company’s external auditor. Mr. Mackinnon is required, under the terms of such delegation, to report to the Audit Committee with respect to any such pre-approvals at the first scheduled meeting of the Audit Committee following such pre-approval.

9. External Auditor Services

Audit Fees

Ernst & Young LLP charged the Company CDN$277,500 for audit services in 2012 and CDN$269,500 for audit services in 2011.

Audit Related Fees

Ernst & Young LLP charged the Company CDN$225,740 for audit related services for the period from January 1, 2012 to December 31, 2012, and CDN$37,800 for audit related services for the period from January 1, 2011 to December 31, 2011.

Tax Fees

Ernst & Young LLP charged the Company CDN$47,750 for tax services for the period of January 1, 2012 to December 31, 2012, and CDN$32,000 for tax services for the period between January 1, 2011 and December 31, 2011.

All Other Fees

Ernst & Young LLP charged the Company CDN$2,000 for other services for the period of January 1, 2012 to December 31, 2012, and CDN$2,000 for other services for the period of January 1, 2011 to December 31, 2011.

SCHEDULE I

AUDIT COMMITTEE CHARTER OF

NOVADAQ TECHNOLOGIES INC.

Section 1 PURPOSE

The Audit Committee is a committee of the Board of Directors (the “Board”) of Novadaq Technologies Inc., and any subsidiaries from time to time, (the “Company”). The primary function of the Audit Committee is to assist the directors of the Company in fulfilling their applicable roles by:

(a)	recommending to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company and the compensation of such external auditor;

(b)	directly overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(c)	pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Company by the Company’s external auditor;

(d)	satisfying themselves that adequate procedures are in place for the review of the Company’s public disclosure of financial information, other than those described in (g) below, extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures;

(e)	establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(f)	reviewing and approving any proposed hiring of current or former partner or employee of the present and former auditor of the Company; and

(g)	reviewing and approving the annual and interim financial statements, related Management Discussion and Analysis (“MD&A”) and other financial information provided by the Company to any governmental body or the public;

(h)	monitoring compliance with the Company’s Code of Ethics through the assistance of the Disclosure and Compliance Committee, which comprises the Chief Executive Officer, the Chief Financial Officer and a senior vice president.

The Audit Committee should primarily fulfill these roles by carrying out the activities enumerated in this Charter. However, it is not the duty of the Committee to prepare financial statements, to plan or conduct audits, to determine that the financial statements are complete and accurate and are in accordance with Canadian generally accepted accounting principles, to conduct investigations or to assure compliance with laws and regulations or the Company’s internal policies, procedures and controls, as these are the responsibility of management and in certain cases the external auditor.

Section 2 COMPOSITION AND MEETINGS

The Audit Committee should be comprised of a minimum of three directors, such directors as are determined by the Board, each of whom shall be independent and financially literate, within the meaning of Multilateral Instrument 52-110 of the Canadian Securities Administrators (as defined in Appendix “A”) (or exempt therefrom). A majority of members must be resident Canadians. All members of the Committee should have (or should gain within a reasonable period of time after appointment) a working familiarity with basic finance and accounting practices. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Company or an outside consultant. Each member should have experience or education that provides for an understanding of the accounting principles used by the Company to prepare its financial statements, an ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves, experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements (or experience actively supervising one or more persons engaged in such activities) and an understanding of internal controls and procedures for financial reporting.

The members of the Committee shall be elected by the Board on an annual basis or until their successors shall be duly appointed. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

The members of the Audit Committee may be removed by the other members of the Board at any time. The Chair may be removed by the other members of the Board or the Committee in consultation with the Board at any time.

The Committee should meet at least four times annually, or more frequently as circumstances require. The Committee should meet within forty-five (45) days following the end of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A, and should meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the preceding quarter and year and the related MD&A.

The Committee may ask members of Company management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their duties, members of the Committee shall have full access to all corporate information and any other information deemed appropriate by them, and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and the external auditor of the Company, and others as they consider appropriate.

In order to foster open communication, the Committee or its Chair should meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately. In addition, the Committee or its Chair should meet with Company management quarterly in connection with the Company’s interim financial statements.

A quorum for the transaction of business at any meeting of the Committee shall be a majority of the number of members of the Committee or such greater number as the Committee shall by resolution determine, provided that a majority thereof are resident Canadians.

Meetings of the Audit Committee shall be held from time to time and at such place as any member of the Committee shall determine upon 48 hours of notice to each of its members. The notice period may be waived by all members of the Committee. Each of the Chairman of the Board, the external auditor, the President and Chief Executive Officer, the Chief Financial Officer or the Secretary shall be entitled to request that any member of the Committee to call a meeting.

Section 3 ROLE

In addition to the matters described in Section 1, the Audit Committee should:

(1)	Determine any desired agenda items.

(2)	Review and recommend to the Board changes to this Charter, as considered appropriate from time to time.

(3)	Review the public disclosure regarding the Audit Committee required by Multilateral Instrument 52-110.

(4)	Summarize in the Company’s annual report the Committee’s composition and activities, as required.

(5)	Submit the minutes of all meetings of the Audit Committee to the Board upon request.

Documents/Reports Review

(6)	Review the Company’s annual budgets, and annual and interim financial statements, including any certification, report, opinion or review rendered by the external auditor, and review related MD&A.

(7)	Review other financial information provided to any governmental body or the public as they see fit.

(8)	Review and approve the Company’s annual and interim earnings press releases before the Company publicly discloses this information.

(9)	Seek to ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures.

External Auditor

(10)	Recommend to the Board the selection of the external auditor, considering independence and effectiveness, and review the fees and other compensation to be paid to the external auditor. Instruct the external auditor that its ultimate client is not management.

(11)	Monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor and discussing any material differences of opinion between management and the external auditor.

(12)	Review and discuss, on an annual basis, with the external auditor all significant relationships they have with the Company to determine their independence.

(13)	Review and approve requests for any material non-audit services or other engagement to be performed by the external auditor and be advised of any other material study undertaken by the external auditor at the request of management that is beyond the scope of the audit engagement letter and related fees.

(14)	Review the performance of the external auditor and any proposed discharge of the external auditor when circumstances warrant.

(15)	Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

(16)	Communicate directly with the external auditor; and arrange for the external auditor to report directly to the Audit Committee.

(17)	Communicate directly with the external auditor and arrange for the external auditor to be available to the Committee and the full Board as needed.

Financial Reporting Processes

(18)	Review the integrity of the financial reporting processes, both internal and external, in consultation with the external auditor as they see fit.

(19)	Consider the external auditor’s judgments about the quality, transparency and appropriateness, not just the acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, including the degree of aggressiveness or conservatism of its accounting principles and underlying estimates, and whether those principles are common practices or are minority practices.

(20)	Review all material balance sheet issues, material contingent obligations (including those associated with material acquisitions or dispositions) and material related party transactions.

(21)	Consider proposed major changes to the Company’s accounting principles and practices.

Reporting Process

(22)	If considered appropriate, establish separate systems of reporting to the Committee by each of management and the external auditor.

(23)	Review the scope and plans of the external auditor’s audit and reviews. The Committee may authorize the external auditor to perform supplemental reviews or audits as the Committee may deem desirable.

(24)	Periodically consider the need for an internal audit function, if not present.

(25)	Following completion of the annual audit and quarterly reviews, review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews.

(26)	Review any significant disagreements among management and the external auditor in connection with the preparation of the financial statements.

(27)	Where there are significant unsettled issues that do not affect the audited financial statements, the Committee shall seek to ensure that there is an agreed course of action leading to the resolution of such matters.

(28)	Review with the external auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

(29)	Review the system in place to seek to ensure that the financial statements, related MD&A and other financial information disseminated to governmental organizations and the public satisfy applicable requirements.

Risk Management

(30)	Review program of risk assessment and steps taken to address significant risks or exposures of all types, including insurance coverage and tax compliance.

General

(31)	If considered appropriate, conduct or authorize investigations into any matters within the Committee’s scope of activities. The Committee is empowered to retain independent counsel, accountants and other professionals to assist it in the conduct of any such investigation.

(32)	Perform any other activities as the Committee deems necessary or appropriate.

(33)	Notwithstanding the foregoing and subject to applicable law, the Committee shall not be responsible to prepare financial statements, to plan or conduct internal or external audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles, as these are the responsibility of management and in certain cases the external auditor. Nothing contained in this Charter is intended to require the Committee to ensure the Company’s compliance with applicable laws or regulations.

(34)	The Committee is a committee of the Board of Directors and is not and shall not be deemed to be an agent of the Company’s security holders for any purpose whatsoever. The Board of Directors may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to security holders of the Company or other liability whatsoever.

Section 4 AUDIT COMMITTEE COMPLAINT PROCEDURES

Submitting a Complaint

(1)	Anyone may submit a complaint regarding conduct by the Company or its respective employees or agents (including its independent auditors) reasonably believed to involve questionable accounting, internal accounting controls or auditing matters. The Chair of the Audit Committee should oversee the treatment of such complaints.

Procedures

(2)	The Chair of the Audit Committee is designated to receive and administer or supervise the administration of employee complaints.

(3)	In order to preserve anonymity when submitting a complaint regarding questionable accounting or auditing matters, the employee may submit a complaint to (the following confidential e-mail address (l) or to a confidential mail box at l).

Investigation

(4)	The Chair of the Audit Committee should review and investigate the complaint. Corrective action should be taken when and as warranted.

Confidentiality

(5)	The identity of the complainant and the details of the investigation should be kept confidential throughout the investigatory process.

Records and Report

The Chair of the Audit Committee should maintain a log of complaints, tracking their receipt, investigation, findings and resolution, and should prepare a summary report for the Audit Committee.